UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 1)

Tiens Biotech Group (USA), Inc.

(Name of Issuer)

TIENS BIOTECH GROUP, INC.
TIENS (USA) INVESTMENT HOLDINGS GROUP OVERSEAS LIMITED
TIENS INTERNATIONAL INVESTMENT HOLDINGS GROUP LIMITED
TIENS INVESTMENT HOLDINGS GROUP LIMITED
MR. JINYUAN LI

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88650T104

(CUSIP Number of Class of Securities)

Chunchun Yu Tianshi Group Co., Ltd No. 17, Xinyuan Road, Wuqing New Tech Industrial Park Tianjin, China (86) 22-82137442 Phone (86) 22-82118241 Fax	Douglas Freeman O’Melveny & Myers LLP 31st Floor AIA Central 1 Connaught Road Central Hong Kong S.A.R. (852) 3512-2300 Phone (852) 2522-1760 Fax

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a.The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.The filing of a registration statement under the Securities Act of 1933.
☐	c.A tender offer.
☑	d.None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,026,167.92	$699.64***

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 67,830,000 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $1.72 in cash per share. There were 3,503,586 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of June 24, 2011.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act. The fee is calculated by multiplying the transaction valuation by 0.00011610.

***	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information contained in the remainder of this Transaction Statement on Schedule 13E-3 regarding the proposed “going private” merger involving Tiens Biotech Group (USA), Inc., referred to herein as “TBG”, as a result of which the common stock of TBG will cease to be listed on the NYSE Amex and the successor-in-interest to TBG will no longer be required to file reports and other reports with the Securities and Exchange Commission, or SEC. It does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the merger as a stockholder of TBG and the position of the “Filing Persons” (described below) on the fairness of the merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the Securities Exchange Act, and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars and references to “RMB” or “reminbi” are to Chinese Reminbi (RMB).

 Purposes of the Merger (Page 6)

TIENS (USA) Investment Holdings Group Overseas Limited, referred to herein as “TIH”, is currently the direct holder of approximately 95.1% of the outstanding shares of common stock of TBG. Immediately prior to the merger discussed below, TIH will contribute all of the shares of TBG common stock that it holds to Tiens Biotech Group, Inc., referred to herein as “New Tiens”, a newly formed wholly-owned subsidiary of TIH. TIH intends to cause New Tiens to merge with TBG, with New Tiens continuing as the surviving corporation, as a means of acquiring all of the other shares of TBG common stock not owned directly or indirectly by TIH and providing a source of immediate liquidity to the holders of such shares of TBG common stock. Following the merger, TIH will own 100% of the common stock of New Tiens.

 Principal Terms of the Merger (Page 29)

 The Merger

New Tiens is a newly formed Delaware corporation created by the Filing Persons for the purpose of causing a merger with TBG. Upon the contribution by TIH of its shares of TBG common stock to New Tiens, New Tiens will hold approximately 95.1% of the outstanding shares of TBG. At any time beginning at least 20 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act, and all other applicable laws, the Filing Persons will cause New Tiens to merge with TBG in a “short form” merger under Section 253 of the Delaware General Corporation Law, referred to herein as the “DGCL”.  Under the DGCL, no action is required by the board of directors of TBG or the stockholders of TBG (other than New Tiens) for the merger to become effective. TIH and New Tiens do not intend, nor are they required to under the DGCL, to enter into a merger agreement with TBG or to seek the approval of the board of directors of TBG for the merger. Holders of TBG common stock will not be entitled to vote their shares of TBG common stock with respect to the merger, but will be entitled to appraisal rights under and in accordance with the DGCL. Common stock of TBG constitutes the only class of capital stock of TBG that, in the absence of Section 253 of the DGCL, would be entitled to vote on the merger. New Tiens will be the surviving corporation in the merger.

 Merger Consideration

Upon the effective date of the merger, each share of TBG common stock (other than shares held by New Tiens, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.72 in cash, without interest.

 TBG Shares Outstanding; Ownership by the Filing Persons

As of June 24, 2011, a total of 71,333,586 shares of TBG common stock were outstanding. As of June 24, 2011, the Filing Persons were, in the aggregate, the beneficial owners of 67,830,000 shares of TBG common stock or approximately 95.1% of the outstanding shares of TBG common stock. There are no outstanding options or warrants to acquire shares of common stock or other capital stock of TBG.

 Payment for Shares

New Tiens will pay you for your shares of TBG common stock as soon as practicable following the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal that will be mailed to stockholders of record of TBG as of the effective date of the merger within 10 calendar days of the effectiveness of such merger. Those documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the “Paying Agent” identified in the Notice of Merger and Appraisal Rights and a Letter of Transmittal your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 “Terms of the Transaction” beginning on page 29 of this Schedule 13E-3.

 Source and Amount of Funds

The total amount of funds expected to be required by New Tiens to pay the aggregate merger consideration for the outstanding shares of TBG common stock (other than shares held by New Tiens, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $6.6 million. The Filing Persons will provide the necessary funding to New Tiens with cash on hand.  Because the Filing Persons intend to provide the necessary funding for the merger, New Tiens has not arranged for any alternative financing arrangements. The merger will not be subject to any financing conditions.

 Parties to the Merger (Page 27)

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 27 of this Schedule 13E-3:

•	New Tiens;

•	TIH;

•	TIENS International Investment Holdings Group Limited, or “TII”;

•	Tiens Investment Holdings Group Limited, or “TIL”;

•	Mr. Jinyuan Li.

New Tiens is a Delaware corporation newly formed by TIH solely for the purpose of effecting the merger. Upon contribution of the shares of TBG common stock by TIH, (i) TIH will remain the sole stockholder of New Tiens, and (ii) New Tiens will directly hold 67,830,000 shares of TBG’s common stock, or approximately 95.1% of the outstanding shares of TBG common stock. Following the merger, TIH will own 100% of the common stock of New Tiens as the surviving entity of the merger. Mr. Jinyuan Li is the sole director of New Tiens.

TIH is a British Virgin Islands company. TIH currently owns 67,830,000 shares, or approximately 95.1% of the outstanding shares of TBG common stock as of June 24, 2011. Mr. Jinyuan Li is the sole director of TIH.  TII is the sole shareholder of TIH.

TII is a British Virgin Islands company and is the sole shareholder of TIH. Mr. Jinyuan Li is the sole director of TII.

TIL is a British Virgin Islands company and is the sole shareholder of TII. Mr. Jinyuan Li is the ultimate controlling person of TIL.

Mr. Jinyuan Li may be deemed to be the beneficial owner of 67,830,000 shares of TBG’s common stock, or approximately 95.1% of the outstanding shares of TBG common stock as of June 24, 2011.  Mr. Jinyuan Li’s principal occupation is Chairman of the Board of Directors, Chief Executive Officer, acting Chief Financial Officer and President of TBG.

 The Filing Persons’ Position on the Fairness of the Merger (Page 11)

Rule 13e-3 under the Securities Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the merger to the unaffiliated stockholders of TBG (that is, any TBG stockholder other than the Filing Persons or any director or executive officer of TBG).  The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of TBG, based on the following factors:

•
The merger will enable the unaffiliated stockholders of TBG to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of TBG common stock.  The merger consideration, at $1.72 per share, represents an approximate 67% premium to the last sale price of TBG common stock on June 23, 2011, the last date on which TBG common stock traded prior to the filing of this Schedule 13E-3.  In addition, the merger consideration represents an approximate 56% premium to the 30- trading-day volume weighted average trading price as of June 23, 2011, the last date on which TBG common stock traded prior to the filing date of this Schedule 13E-3.

•
The Filing Persons’ collective deemed beneficial ownership of approximately 95.1% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons.

•
The Filing Persons considered the current market prices and the trend of the current market prices for the Shares as relevant to their belief that the merger is fair to the unaffiliated stockholders of TBG. The Filing Persons considered the downward trend of the stock price of the Shares over the past 18 months. Although there is not adequate liquidity in the market or trading volume of Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of TBG, in combination with the current stock price, contributes to the Filing Persons’ analyses.

•
The fact that the board of directors of TIH received a valuation analysis from Piper Jaffray & Co., referred to herein as “Piper Jaffray”, dated June 20, 2011, to the effect that, as of such date and subject to the qualifications, limitations and assumptions set forth therein, the fair market value of the shares of TBG common stock indicated by Piper Jaffray’s valuation analysis ranged from approximately $1.63 to $1.81.  Fair market value is defined as the price at which the shares of TBG’s common stock would change hands between a willing seller and a willing buyer, neither being under any compulsion to buy or sell and both having knowledge of the relevant facts. Notwithstanding that the valuation analysis was delivered only to TIH, the Filing Persons relied upon the factors considered by, the analyses, determinations and conclusions of Piper Jaffray as described in “Special Factors — Reports, Opinions, Appraisals and Negotiations” in this Schedule 13E-3 and adopted such factors, analyses, determinations and conclusions as their own.  The Merger Price, at $1.72 per share, represents the mid-point of the range of fair market values per share of TBG common stock as indicated in Piper Jaffray's valuation analysis.

•
None of the Filing Persons has received a firm offer for their equity interests in TBG from a third party within the past two years. The Filing Persons intend to retain their majority holdings in TBG, and did not seek a buyer for TBG. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of TBG or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of TBG. Accordingly, it is unlikely that finding a third party buyer for TBG was a realistic option for the unaffiliated stockholders of TBG.

•
The merger would shift the risk of the future financial performance of TBG from the unaffiliated security holders, who do not have the power to control decisions made regarding TBG’s business, entirely to the Filing Persons who have the power to control TBG’s business.

•
TBG has never declared or paid any dividends since its inception, and based on TBG’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2010, it has no intention to pay dividends in the foreseeable future.

•
The unaffiliated stockholders of TBG are entitled to exercise appraisal rights and demand fair value for their shares of TBG common stock as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger.

See “Special Factors — Fairness of the Merger — Position of the Filing Persons as to the Fairness of the Merger,” beginning on page 11 of this Schedule 13E-3.

 Consequences of the Merger (Page 8)

Completion of the merger will have the following effects:

•	TBG will be merged into New Tiens with New Tiens being the surviving entity of the merger and wholly-owned by TIH.

•	Subject to the exercise of statutory appraisal rights, each of your shares of TBG common stock will be converted into the right to receive $1.72 per share in cash, without interest.

•
Only TIH will have the opportunity to participate in the future earnings and growth, if any, of New Tiens (as successor to TBG). Similarly, only TIH will face the risk of losses generated by New Tiens’ operations or the decline in value of New Tiens after the merger.

•
The shares of the common stock of TBG will no longer be publicly traded. Thus, TBG and its affiliates will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

 Appraisal Rights (Page 30)

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of TBG common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger. This value may be more or less than the $1.72 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising appraisal rights in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 of the DGCL is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4 “Terms of the Transaction—Appraisal Rights” beginning on page 30 of this Schedule 13E-3.

 Where You Can Find More Information (Pages 26 and 27)

More information regarding TBG is available from its public filings with the Securities and Exchange Commission. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 26 and 27, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by following the entities and individual, collectively referred to as the “Filing Persons”:

•	Tiens Biotech Group, Inc., a Delaware corporation, referred to herein as “New Tiens”;

•	TIENS (USA) Investment Holdings Group Overseas Limited, a British Virgin Islands company, referred to herein as “TIH”;

•	TIENS International Investment Holdings Group Limited, a British Virgin Islands company, referred to herein as “TII”;

•	Tiens Investment Holdings Group Limited, a British Virgin Islands company, referred to herein as “TIL”; and

•	Mr. Jinyuan Li, an individual.

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the “Securities Exchange Act”, and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between Tiens Biotech Group (USA), Inc., referred to herein as “TBG”, and New Tiens pursuant to Section 253 of the Delaware General Corporation Law, or “DGCL”, as a result of which the common stock of TBG will cease to be listed on the NYSE Amex and TBG and its affiliates will no longer be required to file reports with the Securities and Exchange Commission, or SEC.  The effective date of the merger is expected to occur 20 days following the date of the mailing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Securities Exchange Act and all other applicable laws.

As of June 24, 2011, there were issued and outstanding 71,333,586 shares of common stock of TBG, $0.001 par value per share, referred to herein as “Shares”, and approximately 930 stockholders of record as of June 24, 2011.

TIH has agreed to contribute immediately prior to the merger an aggregate of 67,830,000 Shares, or approximately 95.1% of the total Shares outstanding, to New Tiens, pursuant to the terms of the Contribution Agreement dated June 27, 2011 between TIH and New Tiens. The Contribution Agreement has been filed as an exhibit to this Schedule 13E-3.

Upon the consummation of the merger, each outstanding Share (other than Shares held by New Tiens, any Shares held in treasury, and Shares with respect to which statutory appraisal rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.72 per Share in cash, referred to herein as the “Merger Price”, without interest, upon surrender of the certificate for such Share to the “Paying Agent” identified in the Notice of Merger and Appraisal Rights and a Letter of Transmittal. Such notice will be mailed to stockholders of record of TBG as of the effective date of the merger within 10 calendar days following the effective date of the merger. The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights. These documents should be read carefully.

Under the DGCL, no action is required by the board of directors or the stockholders of TBG, other than New Tiens, for the merger to become effective.  New Tiens will be the surviving corporation in the merger. As a result of the merger, and pursuant to the terms of the Contribution Agreement, TIH will be the only stockholder of New Tiens.

There are no issued and outstanding options or warrants to acquire any capital stock of TBG.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) TBG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission, or the SEC, on March 31, 2010, (ii) TBG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 filed with the SEC on May 16, 2011, and (iv) as otherwise described in TBG’s filings with the SEC from time to time.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Purposes

On June 27, 2011, the board of directors of TIH and New Tiens authorized the management of TIH and New Tiens to proceed with a proposal to cause New Tiens to merge with TBG, following which New Tiens will be a wholly-owned subsidiary of TIH. The purpose of the merger is for TIH to acquire the minority public interest in TBG through New Tiens and to provide the unaffiliated stockholders of TBG (that is, any TBG stockholder other than the Filing Persons or any director or executive officer of TBG) with a source of immediate liquidity for their Shares. The Filing Persons believe that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the public holders of the Shares because the Shares are not readily saleable in the public market. The Filing Persons also believes that, given TBG’s small public float (estimated to be approximately $3.6 million as of June 23, 2011, the last date on which TBG common stock traded prior to the filing date of this Schedule 13E-3), the costs of maintaining TBG’s status as a public company are not justified.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated stockholders of TBG, including leaving TBG as a majority-owned, public company in the US capital markets.  In the view of the Filing Persons, the principal advantage of leaving TBG as a majority-owned, public company in the US capital markets would be for the potential investment liquidity of owning securities of a public company and for the possibility of using TBG’s securities to raise capital or make acquisitions.  However, the Filing Persons do not expect TBG to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to TBG do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.  Therefore, the Filing Persons concluded that the advantages of leaving TBG as a more-than-95% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 253 of the DGCL is also the quickest and most cost-effective way for New Tiens to acquire the outstanding minority equity interest in TBG, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the unaffiliated stockholders of TBG for their shares of TBG common stock.  As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split because it would cause additional costs and delay. The short-form merger allows the unaffiliated stockholders of TBG to receive cash for their shares of TBG common stock quickly.

Reasons

In determining whether to acquire the outstanding public minority equity interest in TBG and to effect the merger, the Filing Persons considered the following factors to be the principal benefits of taking TBG private:

●
To decrease costs associated with being a public company. For example, as a privately-held company, New Tiens (as successor to TBG) would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX. These cost savings include approximately $380,000 for expenses associated with audit and SOX compliance, $440,000 for expenses associated with personnel and public company management, $100,000 for expenses associated with public company legal representation, and $48,500 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of TBG’s management spend approximately 70% of their time involved with activities related to active public company management. The Filing Persons therefore anticipate that going private would result in cost savings of approximately $1,000,000 per year.

●
To eliminate additional burdens on management associated with public reporting and other tasks resulting from TBG’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

●
To provide greater flexibility that TBG’s management would have to focus on the business and the long-term business goals of TBG (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

●
To reduce the amount of public information available to competitors about TBG’s businesses that would result from the termination of TBG (and its affiliates)’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

●
To provide increased and immediate liquidity for investors. Average daily trading volume of TBG’s shares during the three-month period ended June 23, 2011, the last date on which TBG common stock traded prior to the filing date of the initial Schedule 13E-3, was only approximately 3,429 Shares, representing approximately 0.001% of the public float; and the volume of trades was less than 10,000 Shares on approximately 86% of trading days in 2011 through June 24, 2011.  The Filing Persons also considered the overall flat and low trading volume of the Shares since 2010. Investors essentially have no public market in which to efficiently sell their Shares. The merger would result in immediate, enhanced liquidity for the unaffiliated stockholders of TBG. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past 18 months. The Filing Persons believe that the market for the Shares is so illiquid that all of unaffiliated stockholders of TBG would not be able to sell their Shares within a short period of time at or above the Merger Price. In addition, the Merger Price represents an approximate 56% premium to the  30-trading-day volume weighted average trading price as of June 23, 2011, the last date on which TBG common stock traded prior to the filing date of the initial Schedule 13E-3.

●
The fact that the merger offers the stockholders of TBG the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an appraisal of the fair value), and thereby directly benefits such stockholders.

●	The lack of interest by institutional investors in companies with a limited public float.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the unaffiliated stockholders of TBG and the Filing Persons concerning the merger, including the fact that:

●
Following the merger, the unaffiliated stockholders of TBG will not participate in any future earnings of or benefit from any increases in the value of New Tiens (as successor to TBG in the merger); only the Filing Persons would benefit by an increase in the value of New Tiens;

●	For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated stockholders of TBG pursuant to the merger will be taxable to such stockholders;

●
The unaffiliated stockholders of TBG have not been represented in discussions about the merger, either by the board of directors of TBG (their approval of which, under the DGCL, is not required in the short-form merger process) or an independent committee representing the interests of such stockholders;

●	The unaffiliated stockholders of TBG will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;

●	The unaffiliated stockholders of TBG will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing;

●	The Filing Persons will be the sole beneficiaries of the cost savings that result from going private; and

●	TBG will no longer be subject to the provisions of SOX or the liability provisions of the Securities Exchange Act.

Many of the factors in favor of taking TBG private have been present in TBG’s history for some time. Although the Filing Persons could have effectuated a short-form merger at other times prior to the current proposed merger, the Filing Persons only recently considered a potential going private transaction after beginning to more critically assess and evaluate the business performance and operations of TBG and the ongoing costs of keeping TBG a public company.  As part of this assessment, which commenced during the second quarter of 2011, the Filing Persons considered TBG’s declining sales over the past two years and its challenging growth prospects in light of the increasing costs of production as well as increased competition from overseas OEM nutritional supplement manufacturers.  In addition to the costs of keeping TBG a public company, the Filing Persons also considered the significant difficulty that TBG would have in raising capital in the market for working capital needs given the limited liquidity of its Shares and the recent negative market outlook on PRC companies that have listed in the U.S. through a “reverse takeover” process.  The Filing Persons continued to evaluate whether or not to privatize TBG during the second quarter of 2011.   On June 27, 2011, the Filing Persons concluded their analysis and determined that the costs of keeping TBG a public company (as discussed above) exceeded the benefits and therefore decided to effectuate the short-form merger at this time without delay so as to immediately realize the benefit of taking TBG private.   On the same day, TIH and New Tiens executed the Contribution Agreement and the Filing Persons filed an initial Schedule 13E-3 with the SEC announcing the intention of TIH to cause New Tiens to effect the merger with TBG.

Effects

General

The beneficial ownership of the Filing Persons in the outstanding shares of TBG common stock immediately prior to the consummation of the merger amounts to approximately 95.1% in the aggregate.

Upon completion of the merger, the Filing Persons will have complete control over the conduct of TBG’s business.  The Filing Persons’ beneficial ownership of the Shares immediately prior to the merger in the aggregate was approximately 95.1%. Upon completion of the merger, the Filing Persons’ interest in TBG’s net book value (approximately $200,846,980 on March 31, 2011), and net income attributable to TBG (approximately $4,835,615 for the fiscal year ended December 31, 2010) will increase from approximately 95.1% to 100% of those amounts.  The Filing Persons will also indirectly realize all of the benefits in the estimated savings of approximately $1,000,000 per year in costs related to being a public company.

Stockholders

Upon completion of the merger, the unaffiliated stockholders of TBG will no longer have an interest in, and will not be stockholders of, TBG and therefore will not be able to participate in any future earnings and potential growth of New Tiens (as successor to TBG in the merger), but will also no longer bear the risk of any decreases in the value of New Tiens.  In addition, the unaffiliated stockholders of TBG will not share in any distribution of proceeds after future sales of businesses of New Tiens, if any. See Item 6, “Purposes of the Transaction and Plans or Proposals - Plans,” beginning on page 37 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of New Tiens and to receive appraisal rights upon certain mergers or consolidations of New Tiens (except appraisal rights perfected in connection with the merger), will be extinguished upon completion of the merger.  Further, the receipt of the payment for their shares will be a taxable transaction for federal income tax purposes.  See “Certain U.S. Federal Income Tax Consequences of the Merger,” beginning on page 10 of this Schedule 13E-3.

Upon completion of the merger, the unaffiliated stockholders of TBG will have liquidity, in the form of the merger consideration, in place of an ongoing equity interest in TBG.

The Shares

Once the merger is effective, public trading in TBG common stock on the NYSE Amex will cease. There will no longer be price quotations for TBG common stock and the registration of TBG common stock under the Securities Exchange Act will be terminated. The Filing Persons intend to deregister the Shares under the Securities Exchange Act. As a result, TBG will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Securities Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Securities Exchange Act.  TBG will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Securities Exchange Act.  In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Securities Exchange Act or to the requirement under Section 16 of the Securities Exchange Act to disgorge certain profits from the purchase and sale of Shares.

Plans After the Merger

In connection with the merger, the Filing Persons expect to review the business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the merger in order to improve the business and operations of New Tiens (as successor to TBG).  The transactions contemplated may include investments, share issuances, sales or transfers of a material amount of assets, or mergers, reorganizations, business combinations or similar transactions involving New Tiens and other entities or businesses of the Filing Persons or their affiliates, including trade sales, private or public offerings, or spin-off transactions in respect of all or a portion of such merged, reorganized or combined businesses. While the Filing Persons currently do not have any particular plans to effect any such transactions, the Filing Persons expressly reserve the right to make any changes as to New Tiens that it deems necessary or appropriate in light of its review or in light of future developments. The Filing Persons currently do not anticipate any material change in TBG’s present dividend policy or any changes in TBG’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of TBG.

After the effective date of the merger, New Tiens will have only one stockholder, TIH, entitling New Tiens (as successor to TBG) to terminate TBG’s reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the SEC. As a result, TBG’s common stock will no longer be quoted on NYSE Amex, and there will be no public market for TBG’s common stock.

Additionally, it is currently expected that since TBG will no longer be a public company after the effective date of the merger that the board of directors and management of New Tiens (as successor to TBG) will be restructured.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to certain beneficial owners of the Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the “Code”, and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of the Shares that are U.S. persons (as defined below) that beneficially own Shares as capital assets, and does not address tax consequences that may be relevant to holders of the Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, or holders who hold the Shares as part of a hedge, straddle, conversion, or other risk reduction transaction. Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of transactions occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger).

TBG has not requested a ruling from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions.  Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.  Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, a ‘‘U.S. person’’ is any person that is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws

●	of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  A partnership holding Shares, or a partner in such partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of the merger.

The receipt of cash by a stockholder of TBG, pursuant to the merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder of TBG will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the merger and that stockholder’s adjusted tax basis in that stockholder’s shares of TBG. Such gain or loss will be capital gain or loss if the stockholder holds the shares of TBG as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the merger, the stockholder has held the shares of TBG for more than one year.

The cash payments made to a stockholder of TBG pursuant to the merger will be subject to backup withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. The amount of any backup withholding from a payment to a holder of the Shares will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.  Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW.  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the delisting of TBG common stock from the NYSE Amex and the termination of SEC reporting obligations of TBG and its affiliates. Rule 13e-3 of the Securities Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As used in this Schedule 13E-3, the term “unaffiliated stockholders of TBG” means any stockholder other than the Filing Persons or any director or executive officer of TBG.  To the knowledge of the Filing Persons, other than the Filing Persons, no director or executive officer of TBG is holder of TBG common stock.  To the extent there are any directors or executive officers of TBG, other than the Filing Persons, who hold TBG common stock, such persons will participate in the merger in the same manner and to the same extent as the unaffiliated stockholders of TBG.

Each of the Filing Persons has determined that the merger is both substantively and procedurally fair to the unaffiliated stockholders of TBG. This belief is based upon the factors discussed below.

Factors Considered In Determining Fairness

 The Filing Persons believe that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of TBG based on the following factors:

●
The Merger Price.  The merger will enable the unaffiliated stockholders of TBG to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of TBG common stock.  The Merger Price, at $1.72 per share, represents an approximate 67% premium to the last sale price of TBG common stock on June 23, 2011, the last day on which TBG common stock traded prior to the filing of this Schedule 13E-3.  In addition, the Merger Price represents an approximate 56% premium to the 30-trading-day volume weighted average trading price as of June 23, 2011, the last date on which TBG common stock traded prior to the filing date of this Schedule 13E-3.

●
Current Lack of Liquidity for Stockholders. The Filing Persons’ collective deemed beneficial ownership of approximately 95.1% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. The average daily trading volume of TBG’s shares during the three-month period ended June 23, 2011, the last date on which TBG common stock traded prior to the initial filing date of this Schedule 13E-3, was only approximately 3,429 Shares, representing approximately 0.001% of public float; essentially, investors have had no public market in which to efficiently sell their Shares. The Filing Persons believe that the immediate liquidity and cash consideration that would result from the merger would be beneficial to the unaffiliated security holders of TBG whose ability to sell their Shares has been adversely affected by the limited liquidity for the shares due to the relatively small number of holders of TBG common stock and limited trading volume.

●
Current market prices and current market price trend. The Filing Persons considered the current market prices and the trend of the current market prices for the Shares as relevant to their belief that the merger is fair to the unaffiliated stockholders of TBG. The Filing Persons considered the downward trend of the stock price of the Shares over the past 18 months. Although there is not adequate liquidity in the market or trading volume of Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of TBG, in combination with the current stock price, contributes to the Filing Persons’ analyses.

●
Valuation Analysis of Piper Jaffray.  The board of directors of TIH received a valuation analysis from Piper Jaffray & Co., referred to herein as “Piper Jaffray”, dated June 20, 2011, to the effect that, as of such date and subject to the qualifications, limitations and assumptions set forth therein, the fair market value of the shares of TBG common stock indicated by Piper Jaffray’s valuation analysis ranged from approximately $1.63 to $1.81.  Fair market value is defined as the price at which the shares of TBG’s common stock would change hands between a willing seller and a willing buyer, neither being under any compulsion to buy or sell and both having knowledge of the relevant facts. Notwithstanding that the valuation analysis was delivered only to TIH, the Filing Persons relied upon the factors considered by, the analyses, determinations and conclusions of Piper Jaffray as described in “Special Factors — Reports, Opinions, Appraisals and Negotiations” in this Schedule 13E-3 and adopted such factors, analyses, determinations and conclusions as their own. A copy of Piper Jaffray’s valuation analysis is attached hereto as Exhibit (c)(1).  The Merger Price, at $1.72 per share, represents the mid-point of the range of fair market values per share of TBG common stock as indicated in Piper Jaffray's valuation analysis.

●
No Firm Offers.  The Filing Persons considered the absence of any third party buyer for TBG to support the fairness of the merger to the unaffiliated stockholders of TBG because the absence of a third party buyer demonstrated that the proposed merger with New Tiens was the only likely source of prompt liquidity for the Shares which was simultaneously available to all of the unaffiliated stockholders of TBG.  In support of this factor, the Filing Persons considered the fact that no other firm offers have been made in the last two years for: (1) the merger or consolidation of TBG with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of TBG; or (3) a purchase of TBG’s securities that would enable the holder to exercise control of TBG. Further, the Filing Persons do not expect to entertain an offer for their ownership in TBG and intend to retain their majority holdings in TBG. The Filings Persons believe that “shopping” TBG would not only entail substantial time delays and detract from the amount of time and energy by management of TBG focused on TBG’s business, but would also disrupt and discourage TBG’s employees and create uncertainty among TBG’s ultimate end customers and suppliers without any benefit to the unaffiliated stockholders of TBG. The fact that the Filing Persons did not seek a buyer for TBG foreclosed the opportunity to consider an alternative transaction with a third party purchaser of TBG or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of TBG. Accordingly, it is unlikely that finding a third party buyer for TBG was a realistic option for the unaffiliated stockholders of TBG.

●
Elimination of Future Financial Performance Risks of TBG. The merger would shift the risk of the future financial performance of TBG from the unaffiliated security holders, who do not have the power to control decisions made regarding TBG’s business, entirely to the Filing Persons who have the power to control TBG’s business.

●
No dividend. TBG has never declared or paid any dividends since its inception, and based on TBG’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2010, it has no intention to pay dividends in the foreseeable future.

●
Appraisal rights. Although the merger does not require the approval of a majority of the unaffiliated security holders or a majority of disinterested directors, and there has not been a representative of the unaffiliated security holders to negotiate on their behalf, the Filing Persons believe that the merger is procedurally fair because the unaffiliated security holders will be entitled to exercise appraisal rights, at their election and subject to compliance with various statutory procedures, to have a court-ordered determination on the fair value for their Shares under Section 262 of the DGCL (see Item 4, “Terms of the Transaction—Appraisal Rights” beginning on page 30 of this Schedule 13E-3). A determination for fair value largely depends on an analysis of what a reasonable purchaser would pay for TBG common stock.

The Filing Persons did not consider any implied liquidation value when determining the Mer Price because it was not contemplated that TBG be liquidated whether or not the merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.  The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of TBG as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of TBG, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger.  The net book value of TBG as of March 31, 2011 was $2.66 per share.

While the Filing Persons do not believe there is a single method of determining going concern value, the Filing Persons believe that the financial analyses evaluated and considered in their totality (and as discussed herein) are reflective of TBG’s going concern value. To the extent the pre-merger going concern value was reflected in the price of the Shares prior to June 27, 2011, the date of the filing of this Schedule 13E-3, the Merger Price of $1.72 per Share represents a premium to the going concern value of TBG.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the merger is substantively and procedurally fair to the unaffiliated security holders.

In setting the Merger Price, the Filing Persons followed legal precedent that established that a controlling stockholder causing a short-form merger need not satisfy the “entire fairness” standard typically applicable to going-private transactions under DGCL.  The board of directors of TIH and New Tiens established the Merger Price by evaluating the factors above and determining a price which, in their opinion, was both fair to the Filing Persons and fair to the unaffiliated stockholders of TBG.

The Filing Persons considered requesting that independent directors of TBG form a special committee for the purpose of determining the fairness of the merger but decided not to pursue this option. In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% or more of the outstanding stock of a corporation under Section 253 of the DGCL. Section 253 provides that a stockholder of 90% or more of the outstanding shares of a corporation has an affirmative right to eliminate minority stockholders’ participation in the controlled corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the merger. The Filing Persons determined that by disclosing to the unaffiliated security holders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their appraisal rights, their obligation, if any, to the unaffiliated stockholders of TBG is satisfied. In addition, the Filing Persons believed that the cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would be a drain on the resources of TBG.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the merger is procedurally and substantively fair to the unaffiliated stockholders of TBG, the Filing Persons, acting individually, have also weighed the following factors:

•
No future participation in the prospects of TBG. Following the consummation of the merger, the unaffiliated stockholders of TBG will cease to participate in the future earnings or growth, if any, of New Tiens (as successor to TBG), or benefit from an increase, if any, in the value of their holdings in New Tiens.

•
Actual or potential conflicts of interest. The Filing Persons currently own (or are deemed to own) 95.1% of the outstanding common stock of TBG and following the merger, will own 100% of New Tiens (as successor to TBG). Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the unaffiliated stockholders of TBG.

•
No opportunity for TBG’s board of directors or the unaffiliated stockholders to vote on the merger.  Because the merger is being effected pursuant to a short-form merger under Section 253 of the DGCL, it does not require approval by TBG’s board of directors or TBG’s stockholders other than the Filing Persons. Neither TBG’s board of directors nor the unaffiliated stockholders of TBG will have the opportunity to vote on the merger.

•
No special committee representing the interests of unaffiliated stockholders of TBG. TBG’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated security holders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the merger.

After weighing these additional factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders of TBG.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the merger by at least a majority of the unaffiliated stockholders of TBG nor did they consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of TBG for purposes of negotiating the terms of the merger, because both procedural safeguards would delay and increase the costs of the merger to the detriment of TBG and the unaffiliated stockholders of TBG. Further, the Filing Persons believe the merger is procedurally fair because the unaffiliated stockholders of TBG will be entitled to exercise appraisal rights under Section 262 of the DGCL.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders of TBG, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the unaffiliated stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Preparer and Summary of the Report, Opinion or Appraisal

TIH retained Piper Jaffray to act as its financial advisor and to provide it with a valuation analysis in connection with the merger. Piper Jaffray is an internationally recognized financial services firm that, amongst other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, private placements and corporate and other purposes.  TIH considered a number of other internationally recognized financial services firms and after considering these firms, selected Piper Jaffray to act as its financial advisor because of Piper Jaffray’s qualifications, expertise and reputation and its knowledge of the business and affairs of TBG.

Pursuant to an engagement letter dated May 20, 2011, TIH retained Piper Jaffray to deliver its analysis of the valuation of the shares of TBG common stock. At a telephonic meeting of the board of directors of TIH on June 20, 2011, Piper Jaffray delivered its oral valuation analysis to the TIH board of directors, later confirmed in a written valuation analysis of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written valuation analysis and based upon such other factors as Piper Jaffray considered relevant, that Piper Jaffray’s valuation analysis indicated that the fair market value of each share of TBG common stock was between $1.63 and $1.81 as of the date of the analysis.

The full text of the Piper Jaffray written valuation analysis dated June 20, 2011, confirming its oral valuation analysis delivered to the TIH board of directors on June 20, 2011, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in performing its valuation analysis, is attached as Exhibit (c)(1) to this Schedule 13E-3 and is incorporated in its entirety herein by reference.  You are urged to read the Piper Jaffray valuation analysis in its entirety, and this summary is qualified by reference to the written valuation analysis. The Piper Jaffray valuation analysis addresses only the valuation of the shares of TBG common stock as of the date of the valuation analysis.  Piper Jaffray’s valuation analysis was directed to the TIH board of directors in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation to any TBG stockholder as to how such stockholder should act, vote, tender their shares or make any election with respect to the merger.  The Piper Jaffray valuation analysis was approved for issuance by the Piper Jaffray Opinion Committee.

In connection with rendering the valuation analysis described above and performing its financial analyses, Piper Jaffray, among other things:

●	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of TBG that were publicly available, as well as those that were furnished to Piper Jaffray by TBG and TIH;

●	conducted discussions with members of senior management and representatives of TBG and TIH concerning the matters described above, as well as TBG’s business and prospects before giving effect to the merger;

●	reviewed the current and historical reported prices and trading activity of TBG’s common stock and similar information for certain other companies deemed by Piper Jaffray to be comparable to TBG;

●	compared the financial performance of TBG with that of certain other public companies that Piper Jaffray deemed relevant; and

●	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

   In addition, Piper Jaffray conducted such other analyses, examinations and inquiries, and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in conducting its valuation analysis.

  No limitations were imposed by TIH on the scope of Piper Jaffray’s investigation or the procedures to be followed by Piper Jaffray in its valuation analyses.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its valuation analysis, which was reviewed with, and formally delivered to, the TIH board of directors at a telephonic meeting held on June 20, 2011.  The preparation of a valuation analysis is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the TIH board of directors on June 20, 2011.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the TIH board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 17, 2011, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) TBG’s implied equity value as of June 20, 2011, to be approximately $74.9 million, based on approximately 71.3 million shares of TBG common stock outstanding as of March 31, 2011, calculated using the treasury stock method and the closing price of TBG’s common stock on the NYSE AMEX of $1.05 per share on June 17, 2011, and (ii) TBG’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, plus minority interest, less cash) as of June 20, 2011, to be approximately $102.2 million.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for the shares of TBG common stock from June 17, 2008 to June 17, 2011, in order to provide background information on the prices at which the shares of TBG common stock have historically traded.

The following table summarizes some of these historical closing prices:

Price Per Share
Closing Price on June 17, 2011:	$1.05
30 day average closing price prior to June 17, 2011:	$1.27
60 day average closing price prior to June 17, 2011:	$1.31
90 day average closing price prior to June 17, 2011:	$1.33
180 day average closing price prior to June 17, 2011:	$1.37
One year average closing price prior to June 17, 2011:	$1.47
Two year average closing price prior to June 17, 2011:	$2.25
52 week high closing price prior to June 17, 2011	$1.89
52 week low closing price prior to June 17, 2011	$1.00
Three year high closing price prior to June 17, 2011:	$5.57
Three year low closing price prior to June 17, 2011:	$0.76

The following table summarizes some of the daily average trading volumes of the shares of TBG common stock on the NYSE AMEX from June 17, 2008 to June 17, 2011:

Daily Average Shares (in thousands)
5 day average ending on June 17, 2011	7.9
30 day average ending on June 17, 2011	3.7
60 day average ending on June 17, 2011	3.4
90 day average ending on June 17, 2011	3.7
180 day average ending on June 17, 2011	5.8
1 year average ending on June 17, 2011	7.1
2 year average ending on June 17, 2011	24.0
3 year average ending on June 17, 2011	25.8

The following table summarizes the percentage of the shares of TBG common stock that traded on the NYSE AMEX within certain price ranges during the periods set forth below from June 17, 2008 to June 17, 2011:

Three Years Ended June 17, 2011:
Price Range:	Percentage of Shares Traded
$0.75-$1.55:	19.5%
$1.55-$2.35:	19.1%
$2.35-$3.16:	25.0%
$3.16-$3.96:	4.8%
$3.96-$4.76	23.9%
$4.76-$5.60	7.8%
One Year Ended June 17, 2011
$0.99-$1.14	2.0%
$1.14-$1.29	2.6%
$1.29-$1.44	43.1%
$1.44-$1.58	25.8%
$1.58-$1.73	9.2%
$1.73-$1.90	17.3%
Financial Analyses

Public Companies Analysis

Piper Jaffray reviewed selected historical financial data of TBG and estimated financial data of TBG that were prepared by TBG’s management as its internal forecasts for calendar years 2011 and 2012 and compared them to corresponding financial data, where applicable, for (i) U.S.-based public companies in the nutritional supplements industry and (ii) U.S. and China-based public companies in the consumer industry, that Piper Jaffray believed were comparable to TBG’s financial profile.  Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

• For U.S.-based public companies:

o nutritional supplement companies with enterprise values above $50 million; and

o consumer companies, excluding restaurant and retail companies, with enterprise values between $50 and $200 million.

• For China-based public companies:

o China-based, U.S. listed consumer companies which Piper Jaffray believed were comparable to TIH’s financial profile; and

o China-based, Hong Kong-listed consumer companies with enterprise values between $50 million and $1 billion.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

U.S Nutritional Supplement Companies:
Herbalife Ltd.	Nutraceutical International Corp.
Nature’s Sunshine Products Inc.	Schiff Nutrition International Inc.
Nu Skin Enterprises Inc.	USANA Health Sciences Inc.
U.S. Consumer Companies
Audiovox Corporation	Lifeway Foods Inc.
Bassett Furniture Industries Inc.	Mad Catz Interactive Inc.
Escalade Inc.	Nautilus Inc.
Farmer Brothers Co.	Oil-Dri Corp. of America
Flexsteel Industries Inc.	Orchids Paper Products Company
Hooker Furniture Corp.	Overhill Farms Inc.
Inventure Foods, Inc.	Physicians Formula Holdings Inc.
Johnson Outdoors Inc.	The Dixie Group Inc.
Kid Brands Inc.
China-based Consumer Companies:
China Marine Food Group Limited	Synutra International Inc.
China Xiniya Fashion Limited	Zuoan Fashion Limited
Country Style Cooking Restaurant Chain Co., Ltd.	Ausnutria Dairy Corporation Ltd.
Deer Consumer Products, Inc.	Beijing Jingkelong Co. Ltd.
Exceed Company Ltd	Besunyen Holdings Company Limited
Feihe International, inc.	Chigo Holding Limited
Funtalk China Holdings Limited	Global Dairy Holdings Limited
Kingold Jewelry, Inc.	Goldlion Holdings Ltd.
Lentuo International Inc.	Huiyin Household Appliances (Holdings) Co., Ltd.
QKL Stores Inc.	Sparkle Roll Group Limited
Skypeople Fruit Juice, Inc.

Piper Jaffray first calculated valuation multiples for the selected public companies by dividing their respective enterprise values (based on the closing prices per share of each selected public company’s common stock on June 17, 2011) by (i) last twelve months (“LTM”)  EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization) (as of March 31, 2011), and (ii) projected 2011 EBITDA.  Piper Jaffray also calculated valuation multiples for the selected public companies based on each selected public company’s June17, 2011 closing stock price divided by such company’s net tangible book value per share.  Piper Jaffray then applied the multiples calculated for the selected public companies to TBG’s LTM EBITDA, projected 2011 EBITDA (as provided by TBG’s management) and net tangible book value per share to arrive at a range of implied fair market values per share of TBG common stock.  The summary of the ranges of the implied fair market values per share of TBG common stock is set forth below.

	U.S. Nutritional Supplement Companies			U.S. Consumer Companies			China-based Consumer Companies
	LTM EBITDA	2011E EBITDA	NTBV/ Share	LTM EBITDA	2011E EBITDA	NTBV/ Share	LTM EBITDA	2011E EBITDA	NTBV/ Share
Minimum	$0.29	$0.81	$4.24	$0.13	$0.74	$1.41	($0.36)	($0.35)	$1.24
1st Quartile	$0.37	$1.20	$7.57	$0.45	$0.92	$2.36	($0.22)	($0.23)	$2.51
Mean	$0.71	$1.51	$24.12	$0.62	$1.26	$6.74	$0.43	$0.70	$5.37
Median	$0.68	$1.58	$9.65	$0.54	$0.94	$3.90	$0.08	$0.67	$3.45
3rd Quartile	$0.97	$1.87	$18.05	$0.65	$1.01	$6.93	$0.67	$1.39	$5.48
Maximum	$1.25	$2.15	$93.48	$2.24	$2.98	$28.33	$3.53	$2.49	$22.06

No company utilized in the selected public companies analysis is identical to TBG. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Precedent Transaction Analysis

Piper Jaffray reviewed merger and acquisition transactions involving U.S. consumer companies, China-based companies listed on U.S. exchanges, and China-based consumer companies that it deemed comparable to TBG. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•  for transactions involving target companies based in the U.S. in the consumer industry, excluding restaurant and retail companies:

o  transactions that were announced since January 1, 2006;

o  targets with transaction EVs greater than $75 million and less than $500 million; and

o  targets with publicly available EV/LTM EBITDA multiples from 2006 to date.

•  for transactions involving target companies based in China:

o  transactions that were announced since January 1, 2006;

o  targets with transaction EVs greater than $75 million and less than $1 billion; and

o  targets with publicly available EV/LTM EBITDA multiples from 2006 to date.

Based on these criteria, the following transactions involved targets that Piper Jaffray deemed comparable to TBG:

U.S. Based Targets

Target	Acquiror
Tasty Baking Company	Flower Foods
GoldToeMoretz, LLC	Gildan Activewear
Animal Health International	Lextron
American Sporting Goods Corporation	Brown Shoe Co. Inc.
YoCream International	Group Danone
S.T. Specialty Foods	Treehouse Foods
Black Diamond Equipment	Clarus Corp.
Sport Supply Group	ONCAP Management, Andell Holdings
Dakota Growers Pasta Co.	Viterra Inc.
Diedrich Coffee	Green Mountain Coffee Roasters
StarKist Seafood	Dongwon Group
Nonni’s	Vivartia Industrial and Commercial
United Retail Group	Redcats USA
Everlast Worldwide	Sports Direct International
1-800 Contacts Inc.	Fenway Partners Inc.
Cabo Wabo Enterprises	Davide Campari-Milano SpA
MITY Enterprises	Sorenson Capital Partners and Peterson Partners
Universal Blanchers LLC	Olam International Ltd.
San Antonio Farms	Treehouse Foods
Cutter & Buck	New Wave
Topps Co.	Madison Dearborn Partners, Torante
Cagle’s Keystone Food LLC	Grow Out Holdings LLC
Cellu Paper Holdings Inc.	Weston Presidio
The Sportsman’s Guide	Redcats USA Inc.
Mossimo	Iconix Brand Group
Knape & Vogt Manufacturing	Wind Point Partners
Vitaquest International LLC	CK Life Sciences International Holdings, Inc.
WaterPik Corporation	Carlyle Group & Zodiac
China-Based Targets

CNinsure Inc.	CNinsure Inc—SPV
Funtalk China Holdings Ltd.	Investor Group
China Fire & Sec Grp Inc.	Amber Parent Ltd.
China Sec & Surveillance Tech	Rightmark Holdings Ltd.
China BCT Pharmacy Group inc.	Milestone Longcheng Ltd.
Chemspec International Ltd.	Halogen Mergersub Ltd.
Fushi Copperweld Inc.	Investor Group
Harbin Electric Inc.	Investor Group
Tongjitang Chinese Medicines	Tonsun International Co. Ltd.
American Dairy Inc.	Sequoia Capital
China TransInfo Tech Corp.	SAIF Partners III LP
China Resources (Jilin) Bio-Chem	Avic xian Aero Engine Group
Wuxi Qingfeng Co. Ltd.	Wahoo-Wojoo Group Co. Ltd.

Piper Jaffray first calculated valuation multiples for the targets in the selected M&A transactions by dividing their respective enterprise values by LTM EBITDA.  Piper Jaffray then applied the calculated multiples for the targets in the selected M&A transactions to TBG’s LTM EBITDA to arrive at a range of implied fair market values per share of TBG common stock.  The summary of the ranges of the implied fair market values per share of TBG common stock is set forth below.

	U.S.-Based Targets	China-Based Targets
	LTM EBITDA	LTM EBITDA
Minimum	$0.15	$0.14
1st Quartile	$0.52	$0.31
Mean	$1.11	$0.82
Median	$0.86	$0.57
3rd Quartile	$1.13	$1.06
Maximum	$5.79	$2.28

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to TBG or the merger, respectively.

Discounted Cash Flow Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for TBG based on the net present value of (i) TBG’s estimated and projected free cash flows for the six month period ending December 31, 2011 and from January 1, 2012 to December 31, 2015, discounted back to June 30, 2011, based on management projections, and (ii) a terminal value at calendar year end 2015 based upon a market multiple of EBITDA, discounted back to June 30, 2011. The free cash flows for each year were calculated from the management projections as: operating income plus other income less taxes (23.6%), plus depreciation and amortization, less the change in net working capital  and less capital expenditures.  Piper Jaffray calculated the range of net present values based on discount rates ranging from 17.0% to 19.0%, based on a weighted average cost of capital analysis, which was adjusted upward to account for risks attributable to TBG’s relatively small market capitalization and TBG’s status as a China-based company and inherent business risk relative to TBG  This analysis resulted in implied values per share of TBG’s common stock of $0.84 to $1.18.  Piper Jaffray then applied the midpoint of valuation ranges, including an exit multiple of 7.0x EBITDA, a 23.6% tax rate, and a discount rate of 18.0%, to the projected calendar year 2015 free cash flow.  This analysis resulted in an implied per share equity value of TBG’s common stock of $1.00.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the public filings and the Securities Data Corporation database and applied, among others, the following criteria:

•  All merger and acquisition transactions between a U.S. public company in the consumer industry and an acquirer with an EV between $50 million and $500 million announced since January 1, 2006; and

•  All merger and acquisition transactions involving a China-based, U.S. listed public company as the acquisition target announced since January 1, 2008.

Piper Jaffray performed its analysis on 38 U.S. company transactions and 12 China-based company transactions that satisfied the criteria, and the table below shows a summary of premiums paid in these transactions.

U.S. Consumer Transactions
	Selected Companies
	Minimum	1st Quartile	Mean	Median	3rd Quartile	Maximum
Premium 1 day prior	(2.8%)	10.8%	30.0%	19.7%	35.2%	150.0%
Premium 7 days prior	(26.4%)	11.2%	27.8%	21.0%	29.0%	147.7%
Premium 30 days prior	(42.4%)	12.5%	27.3%	24.9%	34.4%	137.4%
Premium 90 days prior	(38.5%)	7.9%	31.5%	31.6%	48.4%	156.0%

China-Based U.S.-Listed Transaction
	Selected Companies
	Minimum	1st Quartile	Mean	Median	3rd Quartile	Maximum
Premium 1 day prior	3.6%	14.4%	25.0%	23.3%	35.8%	48.4%
Premium 7 days prior	2.4%	19.6%	28.0%	28.1%	35.8%	56.5%
Premium 30 days prior	4.5%	25.6%	33.8%	32.3%	45.7%	57.1%
Premium 90 days prior	(14.1%)	5.8%	22.9%	23.8%	34.2%	62.8%

Weighted Average Valuation Calculation

In determining the range of fair market values per share of TBG common stock, Piper Jaffray performed a weighted average calculation based on certain of the results of the analyses described above.  In performing this weighted average calculation, Piper Jaffray multiplied (i) the median implied per share values indicated by the LTM EBITDA, projected 2011 EBITDA and net tangible book value per share multiples in its public company analysis for each category of public company presented above, (ii) the median implied per share values indicated by the LTM EBITDA per share multiples in its precedent transactions analysis for each category of precedent transaction presented above, (iii) the mid-point of the range of implied per share values indicated by the discounted cash flow analysis, and (iv) the median implied per share value for each of the categories of transactions presented in the premiums paid analysis, by a factor chosen to assign a relative weight to each implied per share value.  Piper Jaffray then (x) totaled the products of the various implied per share values and their respective weightings, and (y) divided this total by the sum total of the weightings used to arrive at (z) a total weighted average value per share of approximately $1.72.  The range of fair market values per share of TBG common stock as of June 20, 2011 presented to the TIH board of directors by Piper Jaffray in connection with its valuation analysis represents a range of plus or minus 5.0% of the total weighted average share price of $1.72.  The weighted average valuation calculation performed by Piper Jaffray is presented in tabular form below:

Median Implied Price Per Share				Weighted Median Implied Price Per Share			
		Enterprise Value /		Price /	Weighting	Enterprise Value /		Price /	Sum
		LTM EBITDA	2011E EBITDA (1)	NTBVS		LTM EBITDA	2011E EBITDA (1)	NTBVS	
Public Companies Analysis	U.S. Supplements	$0.68	–	–	0.25	$0.17	–	–	$0.17
		–	$1.58	–	0.25	–	$0.40	–	$0.40
		–	–	$9.65	0.25	–	–	$2.41	$2.41
	U.S. Consumer	$0.54	–	–	0.25	$0.13	–	–	$0.13
		–	$0.94	–	0.25	–	$0.23	–	$0.23
		–	–	$3.90	0.25	–	–	$0.97	$0.97
	China Consumer	$0.08	–	–	0.25	$0.02	–	–	$0.02
		–	$0.67	–	0.25	–	$0.17	–	$0.17
		–	–	$3.45	0.25	–	–	$0.86	$0.86
M&A Transactions Analysis		EV/LTM EBITDA				EV/LTM EBITDA			
	U.S. Consumer	$0.86			0.25	$0.22			$0.22
	China Consumer	$0.57			0.25	$0.14			$0.14
DCF		Mid-Point				Mid-Point			
		$1.00			1.00	$1.00			$1.00
Premiums Paid Analysis (2)		Median				Median			
	U.S. Consumer								
	1-Day Spot Premium	$1.20			0.25	$0.30			$0.30
	7-Day Spot Premium	$1.51			0.25	$0.38			$0.38
	30-Day Spot Premium	$1.70			0.25	$0.42			$0.42
	90-Day Spot Premium	$1.84			0.25	$0.46			$0.46
	China-Based, U.S.-Listed								
	1-Day Spot Premium	$1.23			0.25	$0.31			$0.31
	7-Day Spot Premium	$1.60			0.25	$0.40			$0.40
	30-Day Spot Premium	$1.80			0.25	$0.45			$0.45
	90-Day Spot Premium	$1.73			0.25	$0.43			$0.43
				Sum of Weightings:	5.75			Sum of Implied Prices Per Share:	$9.89
								Total Weighted Average Price Per Share (3):	$1.72
								Total Implied Price Per Share Valuation Range (4):	$1.63-$1.81

(1) Source: AMERICA management projections. 2011E is pro forma to exclude rent expense form forecasted facility closure.

(2) For purposes of the Premiums Paid Analysis, Piper Jaffray calculated the values presented using the following historical closing prices TBG common stock:

1-Day Spot Premium: $1.00/ share (Closing price of TBG common stock on June 16, 2011)
7-Day Spot Premium: $1.25/ share (Closing price of TBG common stock on June 10, 2011)
30-Day Spot Premium: $1.36/ share (Closing price of TBG common stlck on May 18, 2011)
90-Day Spot Premium: $1.40/ share (Closing price of TBG common stock on March 18, 2011)

(3) Calculated by dividing the sum of the implied prices per share by the sum of the weightings.

(4) Valuation range is +/-5.0% total weighted average share price.

 Miscellaneous

The summary set forth above does not contain a complete description of all the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray. The preparation of a valuation analysis is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray valuation analysis.  Piper Jaffray derived its estimate of the fair market value of the shares of TBG common stock on the basis of its experience and financial judgment.  For the aforementioned reasons, no particular analysis described above should be taken to be Piper Jaffray’s view of the actual value of a share of TBG common stock or the value of TBG.

No company or transaction used in the above analyses as a comparison is directly comparable to TBG or the merger and the other transactions contemplated by the merger agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which TBG and the merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed the analyses described above solely for purposes of providing its valuation analysis to the board of directors of TIH. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by TBG’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s valuation analysis was one of many factors taken into consideration by the TIH board of directors in determining the consideration to be paid to the unaffiliated stockholders in connection with the merger.  Piper Jaffray was not requested to, and did not, (i) participate in negotiations with respect to the merger, (ii) solicit any expressions of interest from any other parties with respect to any business combination with TBG or any other alternative transaction or (iii) advise the board of directors of TIH or any other party with respect to alternatives to the merger. In addition, Piper Jaffray was not requested to and did not provide advice regarding the structure, the consideration to be paid in the merger, any other aspect of the transaction, or to provide services other than the delivery of its valuation analysis to the board of directors of TIH.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of TBG and TIH that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that TBG’s and TIH’s management were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s valuation analysis, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of TBG’s and TIH’s management as to the expected future results of operations and financial condition of TBG to which such financial forecasts, estimates and other forward-looking information relate. Piper Jaffray expressed no opinion or view as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with TIH’s consent, on advice of the outside counsel and the independent registered public accounting firm to TBG and TIH, and on the assumptions of TBG’s and TIH’s management, as to all accounting, legal, tax and financial reporting matters with respect to TIH, TBG and the merger.

In conducting its valuation analysis, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of TBG, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of TBG under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its valuation analysis were going concern analyses.  The analyses performed by Piper Jaffray in connection with its valuation analysis were going concern analyses.  Piper Jaffray did not analyze the liquidation value of TBG or any other entity.  Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which TBG or any of its affiliates was a party or may be subject, and at the direction of TIH and TBG and with their consent, Piper Jaffray’s valuation analysis made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.  Piper Jaffray also assumed that neither TIH nor TBG is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, exchange listing, divestiture or spin-off, other than the merger.

Piper Jaffray’s valuation analysis estimates the fair market value of shares of TBG common stock based upon TBG as a going concern engaged in the business in which it was engaged on June 20, 2011.  Fair market value is taken to mean the price at which said shares of TBG common stock would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having the knowledge of the relevant facts.  This valuation may bear little relationship to the actual price at which TBG’s assets may be bought or sold.  This valuation does not take into account the sale value of TBG common stock in which there may be a premium associated with a change of control.  Piper Jaffray’s valuation approach represents a composite of various valuation techniques as well as the incorporation of Piper Jaffray’s general knowledge as investment bankers of a broad range of securities and their valuations in various financial markets.

Piper Jaffray’s valuation analysis was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of delivery of its valuation analysis. Events occurring after the date of the delivery of its valuation analysis could materially affect the assumptions used in preparing the valuation analysis. Piper Jaffray did not analyze the price that shares of TBG common stock may trade following announcement of the merger or at any future time.  Piper Jaffray did not undertake to revise its valuation analysis or otherwise comment upon any events occurring after the date of its valuation analysis and does not have any obligation to update, revise or reaffirm its valuation analysis.

Piper Jaffray’s valuation analysis does not constitute a fairness opinion, valuation opinion or opinion of any other type, but addresses solely its estimate of the fair market value of the shares of TBG common stock as of June 20, 2011.  Piper Jaffray’s valuation analysis does not address any other terms or agreement relating to the merger.  Piper Jaffray was not requested to address, and its valuation analysis does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to TBG or TIH, TIH’s ability to fund the consideration payable in the merger, any terms of the merger or the fairness of the merger or the consideration to be received in the merger to the holders of common stock of TBG or any other class of securities, creditor or other constituency of TBG.  Furthermore, Piper Jaffray expressed no view or opinion with respect to the amount or nature of the compensation to any officer, director or employee of any party to the merger or any class of such persons, relative to the compensation to be received by holders of TBG common stock in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The TIH board of directors selected Piper Jaffray to provide its valuation analysis in connection with the merger on the basis of such experience and its familiarity with TBG.

Piper Jaffray was engaged by TIH to act as its financial advisor and received a non-refundable retainer fee of $115,000 from TIH for providing its services.  Piper Jaffray also received a fee of $145,000 for providing its valuation analysis.  The valuation analysis fee was not contingent upon the consummation of the merger or the conclusions reached in the valuation analysis and was paid upon delivery of the valuation analysis.  TIH has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services.  In addition, in the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of TBG and TIH for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities.  Piper Jaffray has had discussions with TIH regarding possible future engagements, and may also, in the future, provide investment banking and financial advisory services to TIH, TBG or entities that are affiliated with TIH or TBG, for which Piper Jaffray would expect to receive compensation.

As described above, Piper Jaffray’s valuation analysis was only one of many factors considered by the Filing Persons in their determination that the terms of the merger are fair to the unaffiliated stockholders of TBG and should not be viewed as determinative of the views of the Filing Persons with respect to the value of TBG.

CERTAIN FINANCIAL PROJECTIONS

TBG’s management does not, as a matter of course, make available to the public future financial projections. However, TBG’s management provided certain financial projections for the fiscal year ending December 31, 2011 through the fiscal year ending December 31, 2015 to TIH and Piper Jaffray.  The projections prepared by TBG management and relied upon by Piper Jaffray as part of its valuation analysis are set forth on pages 36 and 37 of the presentation materials provided by Piper Jaffray to the board of directors of TIH on June 20, 2011, which are filed as Exhibit (c)(2) to this Schedule 13E-3. These projections were prepared during the second quarter of 2011 and were based on TBG management’s projection of TBG’s future financial performance as of the dates provided, were prepared for internal use by TIH and to assist Piper Jaffray with its valuation analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles.

The financial projections are not a guarantee of performance. The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market, and financial conditions, as well as other factors and matters specific to TBG’s business, many of which are beyond TBG’s control. Since the projections cover multiple years, such information by its nature becomes less certain with each successive year.  In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the merger or any changes to TBG’s operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither TBG’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. The inclusion of the projections in this Schedule 13E-3 is not intended to induce any TBG stockholder to elect not to seek appraisal for his or her Shares.

For additional information on Piper Jaffray’s analysis, please see “Special Factors - Reports, Opinions, Appraisals and Negotiations,” of this Schedule 13E-3.

TRANSACTION STATEMENT

 Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

 Item 2. Subject Company Information

 Name and Address

The name of the subject company is Tiens Biotech Group (USA), Inc., a Delaware corporation (“TBG”). The principal executive offices of TBG are located at No. 17, Xinyuan Road, Wuqing New Tech Industrial Park, Tianjin, China 301700 and its telephone number is +86-22-8213-7335.

TBG is subject to the informational reporting requirements of the Securities Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

 Securities

The exact title of the class of equity securities subject to the merger is common stock, par value $0.001 per share, of TBG. As reported in TBG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, there are 71,333,586 Shares outstanding at of June 24, 2011. There are  no outstanding options or warrants to purchase shares or other capital stock of TBG.

Trading Market and Price

TBG’s common stock is listed for quotation on NYSE Amex under the trading symbol “TBV”. On June 23, 2011, the last date on which TBG common stock traded prior to the filing date of the initial Schedule 13E-3, the last trading price per Share was $1.03. The following table sets forth the bid prices quoted for TBG’s common stock on NYSE Amex during the periods indicated as reported by publicly available sources.

Fiscal Year Ended or Ending December 31,	2011	2010	2009

First Quarter
High	$1.48	$3.10	$4.45
Low	$1.35	$2.16	$1.11

Second Quarter (though June 24, 2011)
High	$1.41	$2.62	$3.02
Low	$1.00	$1.75	$1.67

Third Quarter
High	─	$1.85	$5.57
Low		$1.33	$2.26

Fourth Quarter
High	─	$1.75	$5.35
Low		$1.25	$2.45

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

 Dividends

To the knowledge of the Filing Persons, TBG has never declared or paid any dividends in respect of the Shares.  According to TBG’s Annual Report on Form 10-K for its fiscal year ended December 31, 2010, TBG states that does not intend to pay dividends on the Shares in the foreseeable future and that; if TBG ever determines to pay a dividend, TBG may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of such dividends from the profits of its operating subsidiaries in the People’s Republic of China.

 Prior Public Offerings

Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, TBG, has made an underwritten public offering of the Shares for cash during the past two years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

 Prior Stock Purchases

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years.

 Item 3. Identity and Background of Filing Persons

 Tiens Biotech Group, Inc. (“New Tiens”)

 Name and Address.  New Tiens was recently formed by the Filing Persons for the purpose of effecting the merger. New Tiens’s principal business address is No. 17, Xinyuan Road, Wuqing New Tech Industrial Park, Tianjin, China 301700, and its telephone number is +86-22-8213-3688.   New Tiens is wholly owned by TIH.  Mr. Jinyuan Li is President, Chief Financial Officer, Treasurer, Secretary and sole director of New Tiens.

 Business and Background of Entity. New Tiens was formed for the sole purpose of acquiring all of the Shares held by TIH, and following such acquisition, merging with TBG pursuant to Section 253 of the DGCL. TIH has agreed to contribute to New Tiens the shares of TBG common stock held by them immediately prior to the consummation of the merger. New Tiens is a Delaware corporation.  New Tiens has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining New Tiens from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 Business and Background of Natural Persons. The name, business address, position with New Tiens, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of New Tiens, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

 TIENS (USA) Investment Holdings Group Overseas Limited (“TIH”)

 Name and Address.  TIH’s principal business address, which also serves as its principal office, is P.O. Box 3444, Road  Town, Tortola, British Virgin Islands, and its telephone number is 00852-25733039. TIH beneficially owns approximately 95.1% of the Shares. TIH is wholly owned by TIENS International Investment Holdings Group Limited.  Mr. Jinyuan Li is the sole director of TIH.

 Business and Background of Entity.  TIH, a British Virgin Islands company duly incorporated under the International Business Companies Act on November 2, 2004, owns approximately 95.1% of the Shares. TIH was formed for the purpose of holding the Shares and serving as the vehicle with respect to any further transactions involving TBG. TIH has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining TIH from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 Business and Background of Natural Persons.  The name, business address, position with TIH, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of TIH, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

TIENS International Investment Holdings Group Limited (“TII”)

 Name and Address.  TII’s principal business address, which also serves as its principal office, is P.O. Box 3444, Road  Town, Tortola, British Virgin Islands, and its telephone number is 00852-25733039.  TII is wholly owned by Tiens Investment Holdings Group Limited. Mr. Jinyuan Li is the sole director of TII.

 Business and Background of Entity.  TII, a British Virgin Islands company duly incorporated under the International Business Companies Act on October 12, 2004, owns all the outstanding share capital of TIH. TII was formed for the purpose of holding the share capital of TIH.  TII has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining TII from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 Business and Background of Natural Persons.  The name, business address, position with TII, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of TII, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Tiens Investment Holdings Group Limited (“TIL”)

 Name and Address.  TIL’s principal business address, which also serves as its principal office, is P.O. Box 3444, Road  Town, Tortola, British Virgin Islands, and its telephone number is 00852-25733039.  Mr. Jinyuan Li is the ultimate controlling person of TIL. The outstanding shares of TIL are held by HSBC International Trustee Limited as trustee of an irrevocable trust, for which Mr. Jinyuan Li is the investment manager and exercises dispositive and voting power. Mr. Li is settlor and Mr. Li’s family members are beneficiaries of the trust.

Business and Background of Entity.  TIL, a British Virgin Islands company duly incorporated under the International Business Companies Act on October 12, 2004, owns all the outstanding share capital of TII. TIL was formed for the purpose of holding the share capital of TII.  TIL has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining TIL from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 Business and Background of Natural Persons.  The name, business address, position with TIL, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of TIL, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Jinyuan Li

 Name and Address. The principal business address of Mr. Li is No. 17, Xinyuan Road, Wuqing New Tech Industrial Park, Tianjin, China 301700 , and his telephone number is +86-22-8213-3688.

 Business and Background of Entity. Not applicable.

 Business and Background of Natural Persons.  Mr. Li has served as the Chairman of the Board, President and Chief Executive Officer and as a Director of TBG since September 2003. In June 2010, Mr. Li was appointed as Acting Chief Financial Officer of TBG.  Mr. Li is also the President and founder of Tianjin Tianshi Group Co., Ltd., a PRC company (“Tianshi Group”), and has held the position of President of Tianshi Group since 1995. Tianshi Group is engaged in the business of biotechnology, health management, hotel, tourism industry, and education. Tianshi Group’s principal address is No. 17, Xinyuan Road, Wuqing New Tech Industrial Park, Tianjin, China 301700, and its telephone number is +86-22-8213-3688.  Mr. Li is a citizen of the PRC.

 Mr. Li has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 Item 4. Terms of the Transaction

 Material Terms

Pursuant to the Contribution Agreement, TIH has agreed to contribute an aggregate of 67,830,000 Shares to New Tiens immediately prior to the consummation of the merger. Such shares represent, in the aggregate, approximately 95.1% of TBG’s Shares outstanding. On the effective date of the merger, New Tiens will merge with TBG pursuant to Section 253 of the DGCL, with New Tiens to be the surviving corporation. To so merge, the board of directors of New Tiens and TIH, as the sole stockholder of New Tiens, will approve the merger, and New Tiens will file a certificate of ownership and merger with the Secretary of State of Delaware. On the effective date of the merger:

•
Each Share issued and outstanding immediately prior to the effective date (including Shares held in treasury) will be cancelled and extinguished and each Share (other than shares held by New Tiens, shares held in treasury and shares with respect to which appraisal rights have been properly exercised and not withdrawn or lost) will be converted into and become a right to receive the Merger Price;

•
All of the estate, property, rights, privileges, powers and franchises of TBG be vested in and held and enjoyed by the New Tiens as fully and entirely and without change or diminution as the same were before held and enjoyed by TBG; and

•	Following the merger, TIH will own all outstanding common stock of New Tiens.

Under Section 253 of the DGCL, because New Tiens will hold at least 95.1% of the outstanding Shares prior to the merger, New Tiens will have the power to effect the merger without a vote of TBG’s board of directors or the stockholders of TBG. The Filing Persons intend to take all necessary and appropriate action to cause the merger to become effective on the effective date, without a meeting or consent of TBG’s board of directors or the stockholders of TBG. The Merger Price is $1.72 per Share in cash, without interest.

Upon completion of the merger, in order to receive the cash Merger Price of $1.72 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of merger and Appraisal Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the effective date. Stockholders are encouraged to read the Notice of merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

For federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the merger will be a taxable sale of the holders’ Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” on page 10 of this Schedule 13E-3.

 Purchases

 None of the Filings Persons or any of their affiliates has any agreement to purchase any Shares from any officer, director or affiliates of TBG in the merger.  Any Shares held by any officer, director or affiliate of TBG will be treated the same as all other Shares in the merger.

 Different Terms

Stockholders of TBG will be treated as described in this Item 4 under “Material Terms” above.

 Appraisal Rights

Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).

Notice of the effective date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by New Tiens (as successor to TBG), within 10 calendar days after the effective date and should be carefully reviewed by such holders. Any holder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from New Tiens an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs New Tiens of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.

Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their Shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to New Tiens, at its principal offices located at No. 17, Xinyuan Road, Wuqing New Tech Industrial Park, Tianjin, China 301700, Attention: Secretary.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 calendar days after the effective date, New Tiens, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. New Tiens is not under any obligation, and to the knowledge of the Filing Persons, has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on the Company.

Within 120 calendar days after the effective date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from New Tiens a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by New Tiens or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon New Tiens, New Tiens will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date).

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the effective date. A stockholder may withdraw a demand for appraisal by delivering to New Tiens a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the effective date will require the written approval of New Tiens. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery.

For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

 Provisions for Unaffiliated Stockholders

None of the Filing Persons intend to grant the unaffiliated stockholders of TBG special access to TBG’s records in connection with the merger. None of the Filing Persons intend to obtain counsel or appraisal services for the unaffiliated stockholders of TBG.

 Eligibility for Listing or Trading

Not applicable.

 Item 5. Past Contacts, Transactions, Negotiations and Agreements

 (a)  Transactions.

TBG owns 100% of Tianshi International Holdings Group Ltd., a British Virgin Islands company (“Tianshi Holdings”). Tianshi Holdings owns all of the registered share capital of Tianjin Tiens Life Resources Co., Ltd., a Chinese Foreign Investment Enterprise (“Life Resources”) and 80% of the outstanding shares of Tianjin Tianshi Biological Development Co., Ltd. (“Biological”).  Biological is a Chinese-foreign equity joint venture company established under Chinese laws on March 27, 1998.

Tianjin Tianshi Biological Engineering Co., Ltd. (“Tianshi Engineering”), a Chinese company, owns the remaining 20% of Biological. Tianshi Engineering is 100% owned by Tianjin Tianshi Group Co., Ltd. (“Tianshi Group”), a Chinese company. Tianshi Group is 90% owned by Jinyuan Li, TBG’s Chairman, Chief Executive Officer, Acting Chief Financial Officer and President and majority stockholder, and 10% owned by Baolan Li, Jinyuan Li’s daughter and director of TBG.  Tianshi Engineering acquired its 20% interest in Biological from Tianjin Tianshi Pharmaceuticals Co., Ltd. (“Tianshi Pharmaceuticals”) on February 28, 2008.  Tianshi Pharmaceuticals is wholly owned by Tianshi Group.

Mr. Li also owns 100% of Tianshi International Investment Group Co., Ltd., a British Virgin Islands company (“Tianshi Investment”) and 100% of Fuhong Development Co., Ltd., a British Virgin Islands company (“Fuhong Development”).  In addition, Mr. Li owns or controls certain entities outside of China.

TBG’s related party transactions are required to be reviewed and approved or ratified by a majority of its disinterested directors.  No director that is a “related person” (defined as any manager, director or principal owner of TBG and their immediate family members) in a related party transaction may participate in any discussion, approval or ratification of the transaction except to provide information concerning it.

Sales to Related Parties

TBG markets almost all of its products through various domestic and international business entities that are related to TBG through common ownership. As a result, almost all of TBG’s total consolidated sales were generated from related party customers in the last two years.

            Sales in China.  In China, TBG sells its products to Tianshi Engineering through TBG’s subsidiaries: Biological and Life Resources. Tianshi Engineering, in turn, sells the products to end customers through its branches and affiliated companies and at chain stores, which are owned by individual distributors.  Tianshi Engineering is solely responsible for all marketing expenses and payments of sales commissions to independent distributors.  As of March 31, 2011, Tianshi Engineering had 87 branches in China. Revenues resulting from sales to Tianshi Engineering for the three month period ended March 31, 2011 were approximately $8.2 million and for the twelve month period ended December 31, 2010 were approximately $24.6 million.

Prior to 2006, Biological sold all of its products to Tianshi Engineering as finished products at a price equal to 25% of the Chinese market price for the products. This 25% figure was negotiated between the parties in 2003. TBG currently continues to use the same pricing formula for finished products.

At the beginning of 2006, Biological also began selling semi-finished products to Tianshi Engineering. To qualify for a direct selling license in China, Tianshi Engineering is required to produce a part of the products that it sells in China. As a result, Biological began to sell semi-finished products to Tianshi Engineering, and Tianshi Engineering then finishes the production and manufacturing process and sells the finished products to customers pursuant to licenses shared with TBG. The prices of semi-finished goods sold to Tianshi Engineering were originally set at the beginning of 2006 to provide TBG with a 75% gross profit margin.  However, based on fluctuations in the cost of raw materials and quantities produced, this percentage varied from time to time.  This 75% figure was negotiated between the parties, and the goal of this pricing policy was to try to maintain TBG’s gross margins on semi-finished goods at a similar level to historical gross margins for finished goods.

Starting from June 2008, Life Resources replaced Biological in the production of semi-finished products and began to produce and sell semi-finished products to Tianshi Engineering on the same pricing terms as previous sales by Biological. In October 2009, Life Resources transferred approximately 57% of such production and sale activities of semi-finished products to Biological.

Sales outside of China. Internationally, TBG sells all of its products to overseas related companies located in 45 countries who in turn re-package and sell such products to independent distributors and/or end users. Currently, the United States is not a significant market of TBG’s business. Mr. Li owns and/or controls these overseas related companies. Due to the common ownership and control, there are no formal sales agreements between TBG and those overseas related parties. The business relationships with these related entities are regulated through internal policies. Revenues resulting from sales to these overseas related entities for the three month period ended March 31, 2011 were approximately $4.8 million and for the twelve month period ended December 31, 2010 were approximately $16.5 million.

As operation costs vary from country to country, international market prices vary accordingly. TBG sells its products to overseas affiliates at the FOB (destination port) price, which includes an amount equal to 25% of the Chinese retail price for similar products in the Chinese market, customs duty, value-added tax and other miscellaneous transportation costs. The overseas affiliates mark up the products to cover their expenses and realize profits, and the average percentage of such markup is approximately 10%.

Loans to and from Related Parties

Cash advances, short-term loans and other credits to related parties.   TBG has made various cash advances and short term loans to related parties for their temporary funding needs.  See “Other Transactions with Related Parties - Cash advances, short-term loans and other credits with related parties” below. In addition, from time to time, TBG also allocates portions of expenses relating to utilities and employee insurance accounts to related parties. See “Sharing of Resources with Related Parties” below. The following table summarizes the outstanding balances of such cash advances, short-term loans and other credits extended to related parties.

March 31,
2011
Tiens Life Science Co., Ltd.	$11,598,376
Tianshi Group	3,002,895
Tianshi Engineering	2,470,399
All-Legend Property Service (Tianjin) Co.,Ltd.	161,461
All-Legend Hotel Co.,Ltd.	38,627
Tianshi Yinshi Hotel	38,050
Tianshi Indonesia Logistic & Trade Co., Ltd.	9,865
Tianshi Taijisheng Health Management Co., Ltd	5,735
Shengshi Real Estate Development	1,201
Others	778
Total	$17,327,387

Loans to Tianshi Engineering.  Historically, Tianshi Engineering remitted payment to TBG upon sales to third party customers. However, in order to support Tianshi Engineering’s marketing efforts in anticipation of receiving a direct selling license in China, we have agreed to allow Tianshi Engineering to defer payments to TBG so that it may have enough funds to meet the deposit requirements for receiving such direct selling license. Such deferred payments bear no interest for the initial three month. Any deferred payment outstanding for more than three months is transferred from “accounts receivable” to “other receivables” in TBG’s accounts.  Any balances transferred to the “other receivables” account become interest bearing and upon such transfer, a loan agreement will be entered into between TBG and the applicable related party.  The interest rate is the interest rate, on the date the loan commences, that is stipulated by the People’s Bank of China for similar types of loans. On April 21, 2009, TBG entered into such a loan agreement with Tianshi Engineering. Pursuant to that agreement, effective as of April 1, 2009, $2,562,017 that were transferred from accounts receivable to other receivables became interest bearing. The loan was due on June 30, 2009 and the stated interest rate was 4.86%. Both the principal amount of $2,562,017 and the accrued interest on the loan of $12,624 were paid in full on May 7, 2009.  No other loan agreement has been entered into between TBG and Tianshi Engineering, and as of March 31, 2011, the amount in the other receivables account of TBG that was transferred from accounts receivable was zero.

Advances from overseas related parties.  From time to time, TBG’s overseas related party customers prepay TBG to ensure that they would obtain enough supply of TBG’s products to meet their sales demands. Advances from related party customers were approximately $7.5 million as of March 31, 2011.

Sharing of Resources with Related Parties

Sharing of utility meters and other expenses with Tianshi Group.  During the last two years, we and Tianshi Group used common meters at TBG’s headquarters for electricity and water, and our employees and the employees of Tianshi Group were covered by the same insurance policies. When making payments to these third party providers, we usually pay the fees first and then get reimbursed by Tianshi Group. There has been no delay for us to receive reimbursements from Tianshi Group.

Oracle system and related serviced provided by Tianshi Group.  On January 1, 2011, each of Life Resources and Biological entered into a lease agreement with Tianshi Group, pursuant to which Tianshi Group shares its Oracle system with, and provides related services to, Life Resources and Biological for one-year terms. As compensation for Tianshi Group, each of Life Resources and Biological agrees to pay Tianshi Group 1% of its sales revenue on a monthly basis.

Other Transactions with Related Parties

Property Transfer Agreement with Tianshi Group.  On December 25, 2008, Biological entered into a property transfer agreement with Tianshi Group, pursuant to which Biological transferred to Tianshi Group four buildings at the aggregate price of RMB32,800,000 (US$4,785,520). As of March 31, 2010, the amount was paid in full by Tianshi Group.

Transfer of Tiens Yihai to Tianshi Investment.  On November 15, 2009, Tianshi Holdings and Tianshi Investment entered into a transfer contract, pursuant to which Tianshi Holdings agreed to sell 96% of the total equity interest in Tiens Yihai to Tianshi Investment for $37.0 million. Tiens Yihai holds the land use rights for 50 acres of land located in Shanghai, China. Tiens Yihai was originally established to build a new research and development facility, but TBG suspended the proposed development in March 2007. After the transaction, Tianshi Holdings held 96% of the equity interest in Tiens Yihai and Tianshi Pharmaceuticals owned the remaining 4% of Tiens Yihai’s equity interest.  The sale closed on November 15, 2009, and the purchase price of $37.0 million was paid in full on November 12, 2010.  The $37.0 million purchase price consists of $3,700,000 in cash, $6,000,000 in the form of offset against payables owed to Fuhong Development and $27,300,000 in the form of offset against certain payables to Tianshi Engineering and Tianshi Group.

Constructions on land owned by Tianshi Life Science and Life Resources.  Approximately 6.6% of the construction in progress at an amount of RMB83,263,708 (US$12,592,803), which is recorded and paid for by Life Resources is built on the land owned by Tianshi Life Science.  In addition, a portion of the construction in progress at an amount of RMB5,245,839 (US$793,381), which is recorded and paid for by Tianshi Life Science is built on the land owned by Life Resources.  Tianshi Life Science and Life Resources intend to enter into an agreement to reimburse each other for the cost of the above construction in progress. The agreement is currently being drafted.

Cash advances, short-term loans and other credits with related parties.

On November 12, 2010, Tianshi Investment, Tianshi Engineering, Tianshi Group and TBG entered into an agreement, pursuant to which TBG’s other receivables from Tianshi Investment of $27,300,000 was offset against advances from Tianshi Engineering of $11,767,357, short-term debt from Tianshi Engineering of $9,077,156 and other payables to Tianshi Group of $6,455,487.

On June 5, 2009, Biological, Tianshi Holdings, Tianshi Investment and Tianshi Group entered into an agreement pursuant to which Biological agreed to pay $3.9 million to Tianshi Group on behalf of Tianshi Investment, Tianshi Investment agreed to cancel a $3.9 million loan owed by Tianshi Holdings, and Tianshi Holdings agreed to cancel a $3.9 million dividend owed by Biological.

On November 10, 2009, Tianshi Holdings borrowed $3,000,000 from Fuhong Development to fund its capital contribution to Life Resources. On February 10, 2010, the loan was paid in full by cancelling the same amount Tianshi Investment owed to TBG.

On March 3, 2010, Tianshi Holdings borrowed another $3,000,000 from Fuhong Development to fund its capital contribution to Life Resources. On June 11, 2010, the loan was paid in full by canceling the same amount Tianshi Investment owed to TBG.

During the third quarter of 2010, TBG received $7,614,300 and $6,270,600 from Tianshi Group and Tianshi Engineering, respectively, in order to fund a portion of Life Resources’ construction of the headquarters of TBG.  As of December 31, 2010, the amounts had been returned in full.

Lease agreements with Tianshi Group.  On January 1, 2009, Biological entered into an office and facilities lease agreement with Tianshi Group. Under the terms of the agreement, Biological’s annual rent is equal to 1% of its gross revenues. In addition, Biological is obligated to pay insurance, maintenance and other expenses related to the premises. On January 1, 2010, Life Resources entered into an office and facilities lease agreement with Tianshi Group on the same terms as Biological’s lease agreement with Tianshi Group. The two agreements expired on December 31, 2010 and were renewed on January 1, 2011, for 2011. Under the new lease agreements, Biological and Life Resources have rights to use the ORACLE and knowledge management systems of Tianshi Group and receive technical support from Tianshi Group’s IT department.  TBG paid rent under these leases in the amount of $500,361 and $458,382 for the year ended December 31, 2010 and 2009, respectively.

On January 1, 2009, each of Biological and Life Resources entered into a Lease Agreement with Tianshi Group pursuant to which Biological and Life Resources have the right to use and occupy the workshop spaces on Tianshi Group premises. The leases are rent-free, except that Biological and Life Resources are required to pay Tianshi Group for utility charges and maintenance costs related to the premises.  The leases continue until the earlier of the date that Biological or Life Resources acquires use of alternate facilities or the land use rights of the underlying properties expire. For the year ended December 31, 2010, Biological and Life Resources recorded $330,708 as rental expenses under the leases; however, such amount was not paid to Tianshi Group, but recorded as paid-in capital by Tianshi Group.

Lease agreements with Tiens Engineering.  Effective January 1, 2008, Biological entered into two lease agreements with Tianshi Engineering that enable Tianshi Engineering to share the use of certain health product production equipment and personal care product production equipment owned by Biological.  The original terms of these two lease agreements expired on December 31, 2009.  On November 20, 2009, the terms of these two leases were renewed by the parties for the calendar year of 2010.  The monthly rent payable to Biological under the two leases is $11,383 and $6,098 respectively, and the total revenue accrued from these leases amounted to $53,590 for the three months ended March 31, 2011.  On December 3, 2010, these two lease agreements were renewed by the parties again and under the renewed terms, these two lease agreements will expire on December 31, 2011.

Lease agreement with Tianshi Pharmaceuticals. On December 15, 2009, TBG entered into a lease agreement with Tianshi Pharmaceutical. Under the terms of the lease agreement, TBG leased certain equipment from Tianshi Pharmaceutical for a monthly fee of RMB25,383 (or US$3,755) for a one-year term. In addition, TBG is obligated to pay insurance, maintenance and other expenses related to the leased equipment.  This agreement is effective on January 1, 2010 and expired on December 31, 2010. TBG paid $45,062 of rent expenses in the aggregate for the twelve months ended December 31, 2010.  The lease agreement was renewed for an additional one-year term and will expire on December 31, 2011.

Funds transferred between TBG and Tianshi Group.  During the first quarter of 2011, TBG provided Tianshi Group with $3,500,600 to fund its operating activities.  During the first quarter of 2011, TBG received $7,815,470 and $3,500,600 as working capital from Tianshi Group and Tianshi Engineering, respectively. As of March 31, 2011, $4,566,000 had been repaid to Tianshi Group.  All of these funding arrangements were for short-term working capital purposes and no detailed terms were negotiated by the relevant parties.

(b) Significant Corporate Events.   Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) TBG or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of TBG's securities, election of TBG's directors or sale or other transfer of a material amount of assets of TBG.

(c) Negotiations or Contacts.  Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of TBG or (ii) TBG or any of its affiliates and any person not affiliated with TBG who would have a direct interest in such matters.

(d) Conflicts of Interest.  Not applicable.

(e) Agreements Involving the Subject Company’s Securities.  There are no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any other person with respect to any securities of TBG.

 Item 6. Purposes of the Transaction and Plans or Proposals

 Use of Securities Acquired.

The Shares acquired in the merger from the unaffiliated stockholders of TBG will be cancelled.

 Plans.

It is currently expected that, following the consummation of the merger, the business and operations of TBG will, except as set forth in this Schedule 13E-3, be conducted by New Tiens substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of New Tiens with a view to maximizing New Tiens’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause TBG to terminate the registration of the Shares under Section 12(g)(4) of the Securities Exchange Act following the merger, which would result in the suspension of TBG’s duty to file reports pursuant to the Securities Exchange Act. For additional information see “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on pages 6 and 29, respectively, of this Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of TBG’s businesses. Except as otherwise described in this Schedule 13E-3, TBG has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving New Tiens after the completion of the merger;

•	any sale or transfer of a material amount of assets currently held by TBG after the completion of the merger;

•	any material change in TBG’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in TBG’s corporate structure or business.

 Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 6 of this Schedule 13E-3.

 Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on page 11 of this Schedule 13E-3.

 Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on page 15 of this Schedule 13E-3.

 Item 10. Source and Amount of Funds or Other Consideration

 Source of Funds

The total amount of funds required by New Tiens to pay the Merger Price to all unaffiliated stockholders of TBG and to pay related fees and expenses, is estimated to be approximately $6.6 million. The Filing Persons will provide the necessary funding to New Tiens with cash on hand. The Filing Persons will personally finance the funds required to pay merger fees and expenses. Because the Filing Persons intend to provide the necessary funding for the merger, New Tiens has not arranged for any alternative financing.

 Conditions

There are no conditions to the merger or the financing of the merger, however the Filing Persons are not under any obligation to consummate the merger and could decide to withdraw the transaction at any time prior to the effective date, although they do not have a present intention to do so.

 Expenses

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger.  Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:

Fees
Legal Fees and Expenses	$275,000
Valuation Analysis	$260,000
Paying Agent (including filing, printing and mailing)	$45,000
Miscellaneous fees and expenses	$5,000
Total	$585,000

 Borrowed Funds

See this Item 10 under “Source of Funds” above.

 Item 11. Interest in Securities of the Subject Company

 Securities Ownership

Prior to the consummation of the merger, New Tiens will be the holder of an aggregate of 67,830,000 Shares, representing approximately 95.1% of the outstanding Shares of TBG. The Filing Persons are the deemed beneficial holders, in the aggregate, of 100% of the equity interest in New Tiens. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

 Securities Transactions

TIH has agreed to contribute a total of 67,830,000 Shares to New Tiens prior to the consummation of the merger pursuant to the terms of the Contribution Agreement. The Contribution Agreement is attached as an exhibit to this Schedule 13E-3. There were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

 Item 12. The Solicitation or Recommendation

Not Applicable.

 Item 13. Financial Statements

 Financial Information

The audited consolidated financial statements of TBG for the year ended December 31, 2009 and the year ended December 31, 2010 are incorporated herein by reference to the Consolidated Financial Statements included in TBG’s Annual Report on Form 10-K for its fiscal years ended December 31, 2010 and 2009 (the “Form 10-K”). The unaudited consolidated financial statements of TBG for the three-month period ended March 31, 2011 are also incorporated herein by reference to the Consolidated Financial Statements included in TBG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”).

The Form 10-K and Form 10-Q, and TBG’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

 Pro Forma Information

Not Applicable.

 Summary Financial Information

Set forth below is certain selected consolidated financial information with respect to TBG excerpted or derived by the Filing Persons from the audited consolidated financial statements of TBG contained in the Form 10-K and the unaudited consolidated financial statements of TBG contained in the Form 10-Q. More comprehensive financial information is included in documents filed by TBG with the SEC, and the following financial information is qualified in its entirety by reference to TBG’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2009 and December 31, 2010 have been derived from TBG’s audited consolidated financial statements. The selected financial information as of and for the three-month period ended March 31, 2011 are derived from TBG’s unaudited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

	As of December 31,		As of March 31, (unaudited)
	2010	2009	2011
BALANCE SHEET
Current Assets	48,526,396	69,294,375	50,216,791
Property, Plant, Equipment and Other Assets	236,951,720	161,815,333	296,524,026
Current Liabilities	58,814,051	34,098,032	65,708,123
Noncurrent Liabilities	29,925,133	11,236,501	29,968,923
Book Value per Share	2.61	2.47	2.66

	Fiscal Year Ended December 31,		Three Months Ended March 31, (unaudited)
	2010	2009	2011
STATEMENT OF OPERATIONS
Net Sales	41,344,720	61,976,069	13,050,225
Gross Profit	26,335,343	41,808,577	8,913,826
Income from Operations	6,804,842	25,799,195	4,042,940
Income per Share from Continuing Operations (basic and diluted)	0.10	0.36	0.06

Net Income	5,158,716	24,806,901	2,943,812
Net Income Attributable to Company	4,835,615	23,841,344	2,753,608
Earnings per Share (basic and diluted)	0.07	0.33	0.04
Basic and Diluted Net Income per Share	0.07	0.35	0.04
Ratio of Earnings to Fixed Charges (1)	29.71	138.97	26.75
______________

(1) The ratio of earnings to fixed charges is determined by dividing (i) income before income taxes plus interest expenses by (ii) interest expenses.

Item 14.  Personal/Assets, Retained, Employed, Compensated or Used

 Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

 Employees and Corporate Assets

Other than as described in this Schedule 13E-3, no officers, class of employees, or corporate assets of TBG has been or will be employed by or used by the Filing Persons in connection with the merger.

Seven employees of TBG who are shared with certain affiliates of the Filing Persons and who divide their services with TBG and with such affiliates of the Filing Persons, contributed their services to the Filing Persons in connection with matters relating to the merger.

 Item 15.  Additional Information

 (b)           Golden Parachute Compensation. Not applicable.

(c)            Other Material Information. Not applicable.

 Item 16.  Exhibits

Exhibit Number	Description
(a)(1)	Letter from Tiens Biotech Group, Inc to Stockholders of Tiens Biotech Group (USA), Inc.

(a)(2)	Form of Notice of Merger and Appraisal Rights

(b)	None

(c)(1)	Letter Summarizing the Valuation Analysis Performed by Piper Jaffray & Co. dated June 20, 2011

(c)(2)	Discussion Materials dated June 20, 2011 prepared for the Board of Directors of Tiens (USA) Investment Holdings Group Overseas Limited by Piper Jaffray & Co.

(d)	Contribution Agreement by and between Tiens Biotech Group, Inc. and Tiens (USA) Investment Holdings Group Overseas Limited dated June 27, 2011.

(f)	Delaware General Corporation Law Section 262 — Appraisal Rights

(g)	None

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: July 12, 2011

TIENS BIOTECH GROUP, INC.

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	President

TIENS (USA) INVESTMENT HOLDINGS GROUP OVERSEAS LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

TIENS INTERNATIONAL INVESTMENT HOLDINGS GROUP LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

TIENS INVESTMENT HOLDINGS GROUP LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Authorized Person

JINYUAN LI

/s/ Jinyuan Li

SIGNATURE PAGE TO SCHEDULE 13E-3

  SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

The addresses of New Tiens, TIH, TII and TIL are set out under “Item 3 - Identity and Background of Filing Persons” on page 27 of this Schedule 13E-3.

Tiens Biotech Group, Inc.  (“New Tiens”)

Name And Address*	Position with New Tiens	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Jinyuan Li	President, Chief Financial Officer, Treasurer, Secretary and Director
Mr. Li has served as the Chairman of the Board, President and Chief Executive Officer and as a Director of TBG since September 2003. In June 2010,  Mr. Li was appointed as Acting Chief Financial Officer of TBG.

Mr. Li is also the President and founder of Tianjin Tianshi Group Co., Ltd., a PRC company (“Tianshi Group”), and has held the position of President of Tianshi Group since 1995. Tianshi Group is engaged in the business of biotechnology, health management, hotel, tourism industry, and education. Tianshi Group’s principal address is No.17 Xinyuan Road, Wuqing New-tech Industrial Park, Tianjin, China, 301700, and its telephone number is 86-22-8213-3688. Mr. Li is a citizen of the PRC.

___________________
* The business address of Mr. Li is No.17 Xinyuan Road, Wuqing New-tech Industrial Park, Tianjin, China, 301700.

To the knowledge of the Filing Persons, neither New Tiens nor any director or executive officer of New Tiens  beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares directly held by TIH.

TIENS (USA) Investment Holdings Group Overseas Limited (“TIH”)

Name And Address*	Position with TIH	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Mr. Jinyuan Li	Director	See above under “New Tiens”
___________________
* The business address of Mr. Li is No.17 Xinyuan Road, Wuqing New-tech Industrial Park, Tianjin, China, 301700.

To the knowledge of the Filing Persons, neither TIH nor any director or executive officer of TII  beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares directly held by TIH.

TIENS International Investment Holdings Group Limited (“TII”)

Name And Address*	Position with TII	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Mr. Jinyuan Li	Director	See above under “New Tiens”
___________________
* The business address of Mr. Li is No.17 Xinyuan Road, Wuqing New-tech Industrial Park, Tianjin, China, 301700.

To the knowledge of the Filing Persons, neither TII nor any director or executive officer of TII beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares directly held by TIH.

Tiens Investment Holdings Group Limited (“TIL”)

Name And Address*	Position with TIL	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Lion International Management Limited (1)	Director	See above under “New Tiens”
___________________
*Unless otherwise noted, the business address of each person is No.17 Xinyuan Road, Wuqing New-tech Industrial Park, Tianjin, China, 301700.

(1) Mr. Jinyuan Li is the ultimate controlling person of TIL.  Lion International Management Limited is controlled by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust, for which Mr. Jinyuan Li is the investment manager and exercises dispositive and voting power. Mr. Li is settlor and Mr. Li’s family members are beneficiaries of the trust.

To the knowledge of the Filing Persons, neither TIL nor any director or executive officer of TIL beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares directly held by TIH.

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or  was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Exhibit (a)(1)

LETTER FROM TIENS BIOTECH GROUP, INC.

Dear stockholder of Tiens Biotech Group (USA), Inc.

On [●], 2011, Tiens Biotech Group, Inc. (“New Tiens”) intends to take Tiens Biotech Group (USA), Inc. (“Tiens”) private through a “short-form” merger. The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

●    tell you more about the merger,

●    explain why we think that the $1.72 per share in cash, without interest, that you will receive in the merger is fair consideration for your shares, and

●    let you know about your rights for an appraisal hearing under Delaware law.

Neither you nor the Board of Directors of Tiens is being asked to approve the merger. Immediately prior to the effective date of the “short-form” merger, under Delaware law, New Tiens will own a sufficient number of shares to cause the merger to occur. After the merger, Tiens will be merged into New Tiens with New Tiens being the surviving entity. In the merger, which we hope will occur on [●] or as soon thereafter as possible, you will receive $1.72 in cash, without interest, for each share of Tiens common stock that you own as of that date. If you do not believe that $1.72 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $1.72 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $1.72 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal.  Please do not submit your stock certificates before you have received these documents.

After the merger, the Tiens common stock will not be publicly traded. Tiens also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely, TIENS BIOTECH GROUP, INC By: ___________________________________ Name: Jinyuan Li Title: President

Exhibit (a)(2)

FORM OF NOTICE OF
MERGER AND APPRAISAL RIGHTS
[●], 2011
To the Former Holders of Common Stock of Tiens Biotech Group (USA), Inc.:

NOTICE IS HEREBY GIVEN, pursuant to Sections 253(d) and 262(d)(2) of the General Corporation Law of the State of Delaware (the “DGCL”), that the short-form merger (the “Merger”) of Tiens Biotech Group (USA), Inc. (“Tiens”) with and into Tiens Biotech Group, Inc., a Delaware Corporation (“New Tiens”), became effective on [●] (the “Effective Date”). Immediately prior to the Effective Date, New Tiens owned more than 90% of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Tiens. Accordingly, under applicable Delaware law, no action was required by the stockholders of Tiens (other than New Tiens) for the Merger to become effective.

Pursuant to the terms of the Merger, each outstanding share of Common Stock, other than shares owned by New Tiens, and other than shares as to which appraisal rights are exercised (as described in the Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”)) held immediately prior to the Effective Date now represents only the right to receive $1.72 per share in cash, without interest (the “Common Stock Merger Price”). The Common Stock Merger Price will be paid upon surrender of the certificates for each share of Common Stock. As a result of the Merger, Tiens will be merged into New Tiens, with New Tiens being the surviving entity and wholly owned by TIENS (USA) Investment Holdings Group Overseas Limited.

To obtain payment for your Common Stock, the certificate(s) representing such shares, together with the enclosed Letter of Transmittal, must be mailed or delivered by hand or overnight courier to the Paying Agent of the merger, Securities Transfer Corporation, at the address set forth in the enclosed Letter of Transmittal. Please read and follow carefully the instructions set forth in the enclosed Letter of Transmittal to obtain payment for your shares of Common Stock.

Former stockholders of Tiens who do not wish to accept the Common Stock Merger Price have the right under Delaware law to seek an appraisal of the fair cash value of their Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, in the Delaware Court of Chancery (the “Court of Chancery”).

Section 262 of the DGCL provides the procedure by which persons who were stockholders of Tiens at the time of the Merger may seek an appraisal of their shares of Common Stock in lieu of accepting the Common Stock Merger Price. The value determined by the Court of Chancery for the shares of Common Stock, may be more than, less than or the same as the Common Stock Merger Price offered in the Merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of this Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. A summary of your appraisal rights in connection with the Merger is set forth below and in Item 4 of the Schedule 13E-3; however, the summary contained below and in the Schedule 13E-3 is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is set forth as Appendix A hereto. Any failure to comply with the terms of Section 262 of the DGCL will result in an irrevocable loss of your appraisal rights. You should carefully read Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in Section 262 of the DGCL will result in a loss of appraisal rights. YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE APPRAISAL RIGHTS AVAILABLE TO FORMER TIENS STOCKHOLDERS, AND THE PROCESS TO PERFECT YOUR APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

1

If you do NOT plan to seek an appraisal of all of your shares of Tiens’ Common Stock, New Tiens requests that you execute (or, if you are not the record holder of such shares, to arrange for such record holder or such holder’s duly authorized representative to execute) and mail postage paid the enclosed Letter of Transmittal to the Paying Agent at the address set forth in the Letter of Transmittal. You should note that surrendering to New Tiens certificates for your shares of the Common Stock will constitute a waiver of your appraisal rights under the DGCL.

You should note that the method of delivery of the Letter of Transmittal and/or any other required documentation is at the election and risk of the former stockholder. If the decision is made to send the Letter of Transmittal by mail, it is recommended that such Letter of Transmittal be sent by registered mail, properly insured, with return receipt requested.

Appraisal Procedure

This Notice of Merger and Appraisal Rights affords you the notice required by Section 262(d)(2) of the DGCL. The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Appendix A attached to this Notice of Merger and Appraisal Rights. Mere failure to execute and return the enclosed stock power or lost stock affidavit along with your stock certificate(s) to New Tiens does NOT satisfy the requirements of Section 262; rather, a separate written demand for appraisal must be properly executed and delivered to New Tiens as described below.

Under the DGCL, record holders of shares of Common Stock as of the Effective Date (the “Record Date”) who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares of Common Stock appraised by the Court of Chancery and to receive payment of the fair value of their shares of Common Stock together with interest, if any, as determined by the Court of Chancery. The fair value as determined by the Court of Chancery is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached hereto as Appendix A.

You have the right, on or prior to [●], 2011 (i.e., within 20 days after the date of this Notice of Merger and Appraisal Rights written above), to demand in writing from New Tiens an appraisal of your shares of Common Stock. Such demand will be sufficient if it reasonably informs New Tiens of the identity of the stockholder making the demand and that the stockholder intends thereby to demand an appraisal of the fair value of his or her shares of Common Stock. Failure to make such a timely demand will foreclose your right to appraisal. All written demands for appraisal of shares of Common Stock should be sent or delivered to New Tiens at the following address:

No.17 Xinyuan Road, Wuqing New-tech Industrial Park, Tianjin, China, 301700

Only a holder of record of shares of Common Stock as of the Record Date, or a person duly authorized and explicitly purporting to act on his, her, or its behalf, is entitled to assert appraisal rights for the shares of Common Stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears in the stock register of New Tiens.

2

A beneficial owner of shares of Common Stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company, Cede & Co., Philadelphia and others. Any beneficial owner desiring appraisal who holds shares of Common Stock through a brokerage firm, bank or other financial institution is responsible for ensuring that any demand for appraisal is made by the record holder of such shares. The beneficial owner of such shares of Common Stock who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such shares, which may be the nominee of a central security depository if the shares of Common Stock have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform New Tiens of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention thereby to demand appraisal of such shares of Common Stock.

A demand for appraisal signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity must identify the record owner(s) and must be signed in such person’s fiduciary or representative capacity. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding shares of Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in such case, the written demand should set forth the number of shares of Common Stock as to which appraisal is sought and where no number of shares of Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Within 120 calendar days after the Effective Date, New Tiens, or any stockholder entitled to appraisal rights under Section 262 of the DGCL who has complied with the foregoing procedures and who has not effectively withdrawn such stockholder’s demand, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the shares of Common Stock of all such stockholders. In addition, a beneficial owner of shares of Common Stock as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, file such a petition. New Tiens is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, a stockholder desiring to file such a petition is advised to file the petition on a timely basis, unless the stockholder receives notice that a petition already has been filed by New Tiens or another stockholder seeking appraisal. If within the 120-day period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the stockholders who sought appraisal will become entitled to receive the Common Stock Merger Price without interest thereon.

Upon the filing of any such petition by a stockholder seeking appraisal, service of a copy thereof shall be made upon New Tiens, New Tiens shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares of Common Stock and with whom agreements as to the value of such shares have not been reached by New Tiens.

3

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from New Tiens a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 calendar days after a written request has been received by New Tiens or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later. In addition, a beneficial owner of shares of Common Stock as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, request such written statement.

Upon the filing of the petition, the Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to New Tiens and all of the stockholders shown on the verified list. Such notice also shall be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such other publications the Court of Chancery deems appropriate. The costs of these notices are borne by New Tiens.

If a hearing on the petition is held, the Court of Chancery shall determine which stockholders are entitled to an appraisal of their shares of Common Stock. The Court of Chancery may require stockholders who have demanded an appraisal and who hold shares of Common Stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

The Court of Chancery shall conduct the appraisal proceeding in accordance with the Court of Chancery’s rules, including any rules specifically governing appraisal proceedings. The Court of Chancery will appraise the fair value of the shares of Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock as determined under Section 262 of the DGCL could be more than, less than or the same as, the amount per share of Common Stock that they would otherwise receive if they did not seek appraisal of such shares. The determination of the “fair value” of the shares of Common Stock shall be based upon all factors deemed relevant by the Court of Chancery. The Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Date of the Merger through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Date and the date of payment of the judgment. The costs of the action may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. The Court of Chancery may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all such shares entitled to appraisal.

4

Upon application by New Tiens or by any stockholder entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the verified list and who has submitted his, her or its certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he, she, or it is not entitled to appraisal rights.

The Court of Chancery shall direct the payment of the fair value of the shares of Common Stock together with interest, if any, by New Tiens to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to New Tiens of the certificates representing such stock. The Court of Chancery’s decree may be enforced as other decrees in the Court of Chancery may be enforced. No appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon terms which the Court of Chancery deems just. This shall not, however, affect the right of a stockholder who has not commenced an appraisal proceeding as to the shares of Common Stock or joined such an appraisal proceeding as a named party, to withdraw his, her, or its demand for appraisal within 60 days after the Effective Date and to accept, as the case may be, the Common Stock Merger Price.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Date, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on the shares of Common Stock (except dividends or other distributions payable to holders of record of such shares, as of a date prior to the Effective Date).

If any stockholder who demands appraisal of shares of Common Stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such holder will be converted into the right to receive only, as the case may be, the Common Stock Merger Price. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. An appraisal demand may be withdrawn by a stockholder within sixty (60) days after the Effective Date without the approval of New Tiens, or thereafter with the approval of New Tiens; provided that the stockholder shall not have commenced an appraisal proceeding with respect to the shares of Common Stock or joined such a proceeding as a named party. Upon the effective withdrawal of an appraisal demand by a stockholder, such stockholder will be entitled to receive only the Common Stock Merger Price. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court of Chancery.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Appendix A. You should carefully read Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in Section 262 of the DGCL will result in a loss of appraisal rights. YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE APPRAISAL RIGHTS AVAILABLE TO TIENS STOCKHOLDERS, AND THE PROCESS TO PERFECT YOUR APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

YOU ARE URGED TO READ APPENDIX A IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

5

Please contact New Tiens at the address below for additional copies of this Notice of Merger and Appraisal Rights or if you have any questions regarding the matters set forth herein:

No.17 Xinyuan Road, Wuqing New-tech Industrial Park, Tianjin, China 301700

Additional Information

In connection with the Merger, New Tiens and certain of its affiliates filed with the U.S. Securities and Exchange Commission (the “SEC”) the Schedule 13E-3, which was mailed to the stockholders of Tiens along with this Notice of Merger and Appraisal Rights on or about [●], 2011.

In making your decision as to the exercise of appraisal rights, you are urged to review the Schedule 13E-3 and all related materials. A copy of the Schedule 13E-3 is enclosed herewith. In addition, copies of the Schedule 13E-3, including all amendments and supplements thereto, can be obtained at New Tiens’ expense from New Tiens if you are a bank or a broker. Finally, the Schedule 13E-3 is also available free of charge on the SEC’s website at http://www.sec.gov.

Tiens in the past has been subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith filed and furnished periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such periodic and current reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Tiens’ filings with the SEC are also available to the public from commercial document-retrieval services and on the website maintained by the SEC at http://www.sec.gov.

Very truly yours,
TIENS BIOTECH GROUP, INC.

6

APPENDIX A

Section 262 of the Delaware General Corporation Law

7

Exhibit (c)(1)

345 California Street, Suite 2400 San Francisco, CA 94104
Tel: (415) 616-1600	Tel: (800) 981-1203	Fax: (415) 616-1845
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

Board of Directors
TIENS (USA) Investment Holdings Group Overseas Limited
No. 17, Xinyuan Road,
Wuqing New-Tech Industrial Park
Tianjin, China 301700

Members of the Board:

You have requested that Piper Jaffray & Co. perform a valuation analysis (the “Valuation Analysis”) as to the fair market value on June 20, 2011 of shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Tiens Biotech Group (USA) Inc. (the “Company”).  We understand that you have requested the Valuation Analysis in connection with the proposed acquisition by Tiens (USA) Investment Holdings Group Overseas Limited (“TIH”) of the shares of Company Common Stock not currently owned directly or indirectly by TIH (the “Transaction”).

In connection with our Valuation Analysis, and in arriving at our conclusions, we have:  (i) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (ii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company and TIH; (iii) conducted discussions with members of senior management and representatives of the Company and TIH concerning the matters described in clauses (i) and (ii) above, as well as the Company’s business and prospects before giving effect to the Transaction; (iv) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (v) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vi) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant.  In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in conducting our Valuation Analysis.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us.   We have further relied upon the assurances of the management of the Company and TIH that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading.  Without limiting the generality of the foregoing, for the purpose of our Valuation Analysis, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and TIH as to the expected future results of operations and financial condition of the Company to which such financial forecasts, estimates and other forward-looking information relate. We express no opinion or view as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.  We have relied, with your consent, on advice of the outside counsel and the independent accountants to TIH and the Company, and on the assumptions of the management of TIH and the Company, as to all accounting, legal, tax and financial reporting matters with respect to TIH and the Company and the Transaction.

Board of Directors
TIENS (USA) Investment Holdings Group Overseas Limited
June 20, 2011

In conducting our Valuation Analysis, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters.  The analyses performed by us in connection with our Valuation Analysis were going concern analyses.  We express no opinion or view regarding the liquidation value of the Company or any other entity.  Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of TIH and the Company and with your consent, our Valuation Analysis makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor TIH is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, exchange listing, divestiture or spin-off, other than the Transaction.

Our Valuation Analysis estimates the fair market value of shares of the Company Common Stock based upon the Company as a going concern engaged in the business in which it was engaged on June 20, 2011.  Fair market value is taken to mean the price at which said shares of Company Common Stock would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having the knowledge of the relevant facts.  This valuation may bear little relationship to the actual price at which the Company’s assets may be bought or sold.  This valuation does not take into account the sale value of the Company Common Stock in which there may be a premium associated with a change of control.  Our valuation approach represents a composite of various valuation techniques as well as the incorporation of our general knowledge as investment bankers of a broad range of securities and their valuations in various financial markets.

Our Valuation Analysis is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing the Valuation Analysis.  We are not expressing any opinion or view herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time.  We have not undertaken to reaffirm or revise our Valuation Analysis or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm our Valuation Analysis.

We have not been requested to, and did not, (i) participate in negotiations with respect to the Transaction, (ii) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (iii) advise the Board of Directors or any other party with respect to alternatives to the Transaction. In addition, we were not requested to and did not provide advice regarding the structure, the consideration to be paid to holders of shares of Company Common Stock in the Transaction, any other aspect of the Transaction, or to provide services other than the delivery of our Valuation Analysis.

We have been engaged by TIH to act as its financial advisor and we will receive a fee from TIH for providing our services.  We will also receive a fee for rendering our Valuation Analysis.  The fee for our Valuation Analysis is not contingent upon the consummation of the Transaction or the conclusions reached in our Valuation Analysis. TIH has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services.   In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and TIH for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have had discussions with TIH regarding possible future engagements, and we may also, in the future, provide investment banking and financial advisory services to the Company, TIH or entities that are affiliated with the Company or TIH, for which we would expect to receive compensation.

Board of Directors
TIENS (USA) Investment Holdings Group Overseas Limited
June 20, 2011

Our Valuation Analysis is provided to the Board of Directors of TIH in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act, vote, tender their shares or make any election with respect to the Transaction or any other matter. Except with respect to the use of our Valuation Analysis in connection with the transaction statement on Schedule 13e-3 relating to the Transaction in accordance with our engagement letter with TIH, our Valuation Analysis shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval.  Our Valuation Analysis has been approved for issuance by the Piper Jaffray Opinion Committee.

Our Valuation Analysis does not constitue a fairness opinion, valuation opinion or opinion of any other type, but addresses solely our estimate of the fair market value of the shares of Company Common Stock as of June 20, 2011.  Our Valuation Analysis does not address any other terms or agreement relating to the Transaction.  We were not requested to address, and our Valuation Analysis does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to TIH or the Company, TIH’s ability to fund the consideration to be paid in the Transaction, any terms of the Transaction or the fairness of the Transaction or the consideration to be received in the Transaction to the holders of Common Stock of the Company or any other class of securities, creditor or other constituency of the Company.  Furthermore, we express no view or opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, our Valuation Analysis indicates that the shares of Company Common Stock have a fair market value ranging from approximately $1.63 to $1.81 as of June 20, 2011.

Sincerely,

PIPER JAFFRAY & CO.

Minneapolis
New York
Chicago
Boston
San Francisco
Palo Alto
London
Shanghai*
Hong Kong

# PROJECT UTOPIA

Confidential Discussion Materials

June 20, 2011

PiperJaffray

Since 1895. Member SIPC and NYSE
* Unregistered representative of Piper Jaffray & Co., the U.S. – based broker/dealer

CONFIDENTIAL INFORMATION

# TABLE OF CONTENTS

Section I — Situation Overview

Section II — Valuation Summary

Appendix A — Supplemental Financial Information

This presentation has been delivered pursuant to, and is subject to the terms and conditions of, the engagement letter between Piper Jaffray & Co. ("Piper Jaffray") and UTOPIA dated May 20, 2011.

2

PiperJaffray

CONFIDENTIAL INFORMATION

# SITUATION OVERVIEW

**UTOPIA, a 95.1% shareholder of AMERICA, intends to acquire the remaining publicly-traded shares that are not owned by UTOPIA, and take AMERICA private**

- UTOPIA plans to form a merger sub which will be merged into AMERICA. The 4.9% shareholders of UTOPIA are to receive the right to a cash payment for their shares, or they may seek appraisal rights under Delaware law
- The merger is intended to be structured as a transaction that does not require stockholder approval

**Piper Jaffray was engaged by UTOPIA to provide a valuation analysis of AMERICA**

- Piper Jaffray has been asked to provide a valuation analysis of AMERICA to assist UTOPIA in establishing an offer price to the independent shareholders of AMERICA

**Background of Proposed Transaction**

- UTOPIA believes that the listing status of AMERICA is no longer beneficial to both the shareholders and the development of AMERICA due to the current lack of interest from investors and inability of AMERICA to raise capital in the market
- The business model of AMERICA depends predominantly on demand from affiliated companies, and the growth prospect is expected to be tepid due to increased competition from the market
- Also, going private can help AMERICA to save listing-related expenses

*Note: Per UTOPIA.*

4

PiperJaffray

CONFIDENTIAL INFORMATION

# CORPORATE ORGANIZATIONAL CHART

Public Shareholders
UTOPIA
4.9%
95.1%
AMERICA (Delaware)
100%
BVI Holdco
Affiliated Company A
80%
20%
100%
Manufacturing Subsidiary A
Manufacturing Subsidiary B

*Note: Per AMERICA's SEC filings.*

5

PiperJaffray

CONFIDENTIAL INFORMATION

# DESCRIPTION OF TARGET – AMERICA OVERVIEW

**AMERICA is an AMEX-listed manufacturer and marketer of nutritional supplements based in the People's Republic of China ("PRC") with sales predominantly generated from affiliated parties**

- AMERICA generates its sales by selling its finished and semi-finished products predominantly to affiliated companies which are controlled by the Chairman of AMERICA
- These affiliated companies, in turn, distribute AMERICA's products in China and 45 other countries including Russia, South Africa, Ukraine, Nigeria, India, Ghana, Uganda and Colombia
- AMERICA is incorporated in Delaware

**The gross margin of AMERICA decreased in the recent quarters due to increasing cost of production under a fixed pricing policy that has been in place since AMERICA's initial stock listing**

- The pricing policy has been fixed since the listing of AMERICA in 2003: the prices of the finished products were all set to 25% of their respective Chinese market price while the prices for semi-finished products were set to provide 75% gross margin to AMERICA
- The increasing cost of production in the recent quarters combined with the fixed pricing policy have contributed to the decrease in gross margin

**AMERICA faces potentially challenging growth prospects as the increase in demand for its products from the PRC market is expected to be partially offset by competition from overseas OEM nutritional supplements manufacturers**

- The affiliated PRC distributor recently secured the direct sales license in the Tianjin Province of PRC, and expects to generate more demand from PRC
- The affiliated overseas distributors started to purchase products from other local OEM manufacturers to reduce the cost of purchase, leading to competition with AMERICA

Note: Per UTOPIA and AMERICA.

6

PiperJaffray

CONFIDENTIAL INFORMATION

# DESCRIPTION OF TARGET – AMERICA OVERVIEW (CONT.)

## Background of AMERICA

- AMERICA was previously known as CANADA and publicly traded on the American Stock Exchange. CANADA was effectively a shell corporation
- MEXICO, a British Virgin Islands corporation, was merged into CANADA in September 9, 2003 through a reverse merger creating AMERICA as a publicly traded Delaware corporation on the American Stock Exchange
- As part of the merger, the original shareholders of MEXICO received 95.1% of AMERICA

*Note: Per UTOPIA and AMERICA.*

7

PiperJaffray.

CONFIDENTIAL INFORMATION

# DESCRIPTION OF BUYER – UTOPIA OVERVIEW

**UTOPIA is a British Virgin Islands incorporated investment company with its sole business being the 95.1% shareholder of AMERICA**

- Mr. Jinyuan Li is the sole director of UTOPIA and also the Chairman of AMERICA

**Mr. Li is a renowned entrepreneur in China with a wide scope of investment interests including manufacturing, sales and distribution of nutritional supplement products, hotel investment and management, and healthcare-related investments**

*Note: Per UTOPIA and AMERICA.*

8

PiperJaffray

CONFIDENTIAL INFORMATION

# RECENT FINANCIAL TRENDS – AMERICA

*$ in millions*

LTM Rolling Sales by Quarter

$90.0
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$--
$51.5
$56.8
$72.0
$77.2
$82.7
$83.6
$66.8
$62.0
$55.1
$42.8
$43.7
$41.3
$43.0
$45.9
$47.2
$48.0
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11E
Q3 '11E
Q4 '11E

LTM Rolling EBITDA by Quarter

$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$--
$44.9
$39.8
$44.5
$36.8
$40.5
$42.5
$30.7
$28.4
$23.3
$13.8
$12.4
$9.2
$9.5
$11.6
$13.6
$17.7
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11E
Q3 '11E
Q4 '11E

Note: Per AMERICA's SEC filings and AMERICA and UTOPIA management projections.

9

PiperJaffray

CONFIDENTIAL INFORMATION

# RECENT FINANCIAL TRENDS – AMERICA

*$ in millions*

## Sales by Year

$90.0
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$--
$77.2
$62.0
$41.3
$48.0
$49.0
$49.9
$50.4
$50.8
2008
2009
2010
2011E
2012E
2013E
2014E
2015E

## EBITDA by Year

$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$--
$36.8
$28.4
$9.2
$17.7
$20.3
$20.3
$20.0
$20.1
2008
2009
2010
2011E
2012E
2013E
2014E
2015E

Note: Per AMERICA's SEC filings and AMERICA and UTOPIA management projections.

10

PiperJaffray.

CONFIDENTIAL INFORMATION

VALUATION SUMMARY

$ in millions, except per share data

Summary Financial Terms

	Current Price [1]	Mid-Point of Valuation Range [2]
Share Price	$1.05	$1.72
Share Price Premium		63.8%
Shares Outstanding:		
Basic Shares Outstanding [3]	71.3	71.3
Restricted Stock Outstanding	--	--
Shares Outstanding	71.3	71.3
Implied Equity Value of AMERICA	$74.9	$122.7
Plus: Debt [4]	$26.2	$26.2
Plus: Non-Controlling Interest [4]	$10.8	$10.8
Less: Cash [4]	($9.7)	($9.7)
Implied Enterprise Value of AMERICA	$102.2	$150.0

Valuation Summary

Metric [5]	AMERICA Statistics: EBITDA	EPS	Net Tangible BV / Share
Fiscal 2010A	$9.2	$0.07	$2.43
LTM Q1 2011A	$9.5	$0.06	$2.48
Fiscal 2011E [6]	$18.4	$0.10	$2.59

Metric [5]	Multiples Based on Current Price [1]: EV/EBITDA	P/E	Price/NTBVS	Multiples Based on Mid-Point of Valuation Range [2]: EV/EBITDA	P/E	Price/NTBVS
Fiscal 2010A	11.1x	15.5x	0.4x	16.3x	25.4x	0.7x
LTM Q1 2011A	10.8x	17.3x	0.4x	15.9x	28.4x	0.7x
Fiscal 2011E [6]	5.5x	10.6x	0.4x	8.1x	17.4x	0.7x

(1) Current share price as of June 17, 2011.

(2) Based on the estimated range of the fair market value of a share of AMERICA common stock of $1.63 to $1.81. In conducting its valuation analysis, Piper Jaffray considered the results of all of its analyses and used a weighted average calculation to determine the fair market value of AMERICA common stock based on the basis of its experience and financial judgment.

(3) Shares outstanding as of March 31, 2011.

(4) Debt, non-controlling interest and cash balances as of March 31, 2011.

(5) Fiscal year ending December 31, 2010.

(6) Per AMERICA management projections. 2011E is pro forma to exclude rent expense of $0.7 million from forecasted facility closure.

11

PiperJaffray.

CONFIDENTIAL INFORMATION

AMERICA STOCK TRADING METRICS – 3 YEAR

AMERICA Stock Trading Metrics – 3 Year

Volume
Stock Price
900
800
700
600
500
400
300
200
100
0
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
10/30/08 - Wenjun Jiao resigned as CFO. There were no disagreements between Mr. Jiao and the Company
11/14/08 - Company reported financial results
Ownership changes between 12/31/08 to 3/31/09 - Renaissance up 15,400 shares; INVESCO up 20,942 shares
8/14/09 - Company reported financial results
Ownership changes between 6/30/09 to 9/30/09 - INVESCO down 29,052 shares
11/13/09 - Company reported financial results
Ownership changes between 9/30/09 to 12/31/09 - INVESCO down 26,175 shares; Parametric Portfolio Associates down 25,224 shares
6/17/2008
9/17/2008
12/17/2008
3/17/2009
6/17/2009
9/17/2009
12/17/2009
3/17/2010
6/17/2010
9/17/2010
12/17/2010
3/17/2011
6/17/2011
Volume (1,000s)
Stock Price
Mid-Point of Valuation Range = $1.72

Price Metrics
(Closing Prices)

$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$1.05
$1.37
$1.47
$2.25
$5.57
$0.76
Current (6/17/2011)
180 Day Average
1 Year Average
2 Year Average
3 Year High
3 Year Low

Volume Metrics
(Daily Average Shares in 1,000s)

30.0
25.0
20.0
15.0
10.0
5.0
0.0
5.8
7.1
24.0
25.8
180 Day Average
1 Year Average
2 Year Average
3 Year Average

Percent of Volume Traded in Stock Price Range

30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
19.5%
19.1%
25.0%
4.8%
23.9%
7.8%
$0.75 - $1.55
$1.55 - $2.35
$2.35 - $3.16
$3.16 - $3.96
$3.96 - $4.76
$4.76 - $5.60

Source: Capital IQ. Represents the period from June 17, 2008 to June 17, 2011.

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CONFIDENTIAL INFORMATION

# AMERICA STOCK TRADING METRICS – 1 YEAR

## AMERICA Stock Trading Metrics – 1 Year

Volume
45
40
35
30
25
20
15
10
5
0
$2.10
$1.90
$1.70
$1.50
$1.30
$1.10
$0.90
Stock Price
6/17/2010 7/17/2010 8/17/2010 9/17/2010 10/17/2010 11/17/2010 12/17/2010 1/17/2011 2/17/2011 3/17/2011 4/17/2011 5/17/2011 6/17/2011
Volume (1,000s)
Stock Price
Mid-Point of Valuation Range – $1.72

### Price Metrics
*(Closing Prices)*

$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.05
$1.27
$1.31
$1.33
$1.89
$1.00
Current (6/17/2011)
30 Day Average
60 Day Average
90 Day Average
52-Week High
52-Week Low

### Volume Metrics
*(Daily Average Shares in 1,000s)*

9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
7.9
3.7
3.4
3.7
5.8
7.1
5 Day Average
30 Day Average
60 Day Average
90 Day Average
180 Day Average
52 Week Average

### Percent of Volume Traded in Stock Price Range

50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2.0%
2.6%
43.1%
25.8%
9.2%
17.3%
$0.99 - $1.14
$1.14 - $1.29
$1.29 - $1.44
$1.44 - $1.58
$1.58 - $1.73
$1.73 - $1.90

*Source: Capital IQ. Represents the period from June 17, 2010 to June 17, 2011.*

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# AMERICA STOCK TRADING METRICS – ONE YEAR AND THREE YEAR

## Relative Price Chart – 1 Year(1)

130
120
110
100
90
80
70
60
50
6/17/2010
7/17/2010
8/17/2010
9/17/2010
10/17/2010
11/17/2010
12/17/2010
1/17/2011
2/17/2011
3/17/2011
4/17/2011
5/17/2011
6/17/2011
AMERICA
S&P 500
NASDAQ
Peer Index

## Relative Price Chart – 3 Year(2)

400
350
300
250
200
150
100
50
0
6/17/2008
10/17/2008
2/17/2009
6/17/2009
10/17/2009
2/17/2010
6/17/2010
10/17/2010
2/17/2011
6/17/2011
AMERICA
S&P 500
NASDAQ
Peer Index

*Source: Capital IQ.*
*Peer index includes: ADY, CGSC, CMFO, DEER, EDS, FTLK, KGJI, LAS, QKLS, SPU, SYUT, XNY, and ZA.*
1. *Represents the period from June 17, 2010 to June 17, 2011.*
2. *Represents the period from June 17, 2008 to June 17, 2011.*

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# AMERICA OWNERSHIP SUMMARY

| Institutional Holders (1) | | |
|---|---|---|
| Holder | Primary Shares | Percent of Primary |
| Renaissance Technologies LLC | 118,400 | 0.2% |
| Invesco PowerShares Capital Management LLC | 117,144 | 0.2% |
| Bridgeway Capital Management, Inc. | 43,100 | 0.1% |
| Parametric Portfolio Associates | 17,707 | 0.0% |
| Spark LP | 17,100 | 0.0% |
| Wells Fargo Advisors LLC | 500 | 0.0% |
| First Allied Securities, Inc. | 400 | 0.0% |
| Total | 314,351 | 0.4% |
| Less: Short Interest (3) | 3,582 | 0.0% |
| Total Institutions | 310,769 | 0.4% |

| Executive Officers, Directors and Others (2) | | | | |
|---|---|---|---|---|
| Holder | Primary Shares | Percent of Primary | Options & Rtd. Stock | Total Shares |
| Li Jinyuan | 67,830,000 | 95.1% | -- | 67,830,000 |
| Total | 67,830,000 | 95.1% | -- | 67,830,000 |

| Summary of Share Ownership | | |
|---|---|---|
| Holder | Primary Shares | Percent of Primary |
| Institutional Holdings | 310,769 | 0.4% |
| Executive Officers & Directors and Others | 67,830,000 | 95.1% |
| Retail Holdings | 3,192,817 | 4.5% |
| Total Shares Outstanding (4) | 71,333,586 | 100.0% |

(1) Based on ownership as of 6/3/11 as reported by FactSet Research.
(2) Based on ownership as of 6/3/11 as reported by FactSet Research and SEC filings.
(3) Short interest as reported by FactSet Research on 6/3/11.
(4) Total shares outstanding based on the company's 10-Q filed on 5/13/11.

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VALUATION SUMMARY

$ in millions, except per share data

Selected Public Companies
U.S. Supplements
U.S. Consumer
China Consumer
Selected M&A Transactions
U.S.
China
DCF
Premiums Paid
U.S. - Spot Price
1-Day 7-Day 30-Day 90-Day
China - Spot Price
1-Day 7-Day 30-Day 90-Day
Price Per Share
$5.50
$4.50
$3.50
$2.50
$1.50
$0.50
($0.50)
Mid-Point of Valuation Range: $1.72 (1)
$93.48
$4.24
$2.15
$1.25
$0.81
$0.29
$28.33
$2.98
$2.24
$1.41
$0.74
$0.13
$22.06
$3.53
$2.49
$1.24
($0.36) ($0.35)
$5.79
$0.15
$2.28
$0.14
$1.18
$0.84
$2.50
$3.10
$3.23
$3.58
$0.97
$0.92
$0.78
$0.86
$1.48
$1.96
$2.14
$2.28
$1.04
$1.28
$1.42
$1.20

	U.S. Supplements: EBITDA LTM	U.S. Supplements: EBITDA 2011 (2)	U.S. Supplements: NTBV/ Share	U.S. Consumer: EBITDA LTM	U.S. Consumer: EBITDA 2011 (2)	U.S. Consumer: NTBV/ Share	China Consumer: EBITDA LTM	China Consumer: EBITDA 2011 (2)	China Consumer: NTBV/ Share
Metric:	$9.5	$18.4	$2.5	$9.5	$18.4	$2.5	$9.5	$18.4	$2.5
Minimum	5.1x	4.8x	1.7x	3.9x	4.3x	0.6x	0.2x	0.1x	0.5x
1st Quartile	5.7x	6.1x	3.0x	6.3x	5.0x	0.9x	1.2x	0.6x	1.0x
Mean	8.2x	7.4x	9.7x	7.6x	6.3x	2.7x	6.1x	4.2x	2.2x
Median	8.0x	7.6x	3.9x	6.9x	5.1x	1.6x	3.5x	4.1x	1.4x
3rd Quartile	10.2x	8.7x	7.3x	7.8x	5.4x	2.8x	7.9x	6.9x	2.2x
Maximum	12.3x	9.8x	37.7x	19.7x	13.0x	11.4x	29.5x	11.1x	8.9x
Mid-Point of Valuation Range:	15.9x	8.1x	0.7x	15.9x	8.1x	0.7x	15.9x	8.1x	0.7x
Implied Price Per Share:									
Minimum	$0.29	$0.81	$4.24	$0.13	$0.74	$1.41	($0.36)	($0.35)	$1.24
1st Quartile	$0.37	$1.20	$7.57	$0.45	$0.92	$2.36	($0.22)	($0.20)	$2.51
Mean	$0.71	$1.51	$24.12	$0.62	$1.26	$6.74	$0.43	$0.70	$5.37
Median	$0.68	$1.58	$9.65	$0.54	$0.94	$3.90	$0.08	$0.67	$3.45
3rd Quartile	$0.97	$1.87	$18.05	$0.65	$1.01	$6.93	$0.67	$1.39	$5.48
Maximum	$1.25	$2.15	$93.48	$2.24	$2.98	$28.33	$3.53	$2.49	$22.06

	M&A U.S.: LTM EBITDA	M&A China: LTM EBITDA	DCF: LTM EBITDA	U.S. Stock Price 1-Day	U.S. Stock Price 7-Day	U.S. Stock Price 30-Day	U.S. Stock Price 90-Day	China Stock Price 1-Day	China Stock Price 7-Day	China Stock Price 30-Day	China Stock Price 90-Day
Metric:	$9.5	$9.5	$9.5	$1.00	$1.25	$1.36	$1.40	$1.00	$1.25	$1.36	$1.40
Minimum	4.0x	4.0x	9.2x	(2.8%)	(26.4%)	(42.4%)	(38.5%)	3.6%	2.4%	4.5%	(14.1%)
1st Quartile	6.8x	5.2x	--	10.8%	11.2%	12.5%	7.9%	14.4%	19.6%	25.6%	5.6%
Mean	11.3x	9.1x	--	30.0%	27.8%	27.3%	31.5%	25.0%	28.0%	30.8%	22.9%
Median	9.4x	7.2x	--	19.7%	21.0%	24.9%	31.6%	23.3%	28.1%	32.3%	23.8%
3rd Quartile	11.4x	10.9x	--	35.2%	29.0%	34.4%	40.4%	35.8%	35.0%	45.7%	34.2%
Maximum	46.5x	20.0x	11.8x	150.0%	147.7%	137.4%	156.0%	48.4%	56.5%	57.1%	62.8%
Mid-Point of Valuation Range:	15.9x	15.9x	15.9x	72.0%	37.6%	26.5%	22.9%	72.0%	37.6%	26.5%	22.9%
Implied Price Per Share:											
Minimum	$0.15	$0.14	$0.84	$0.97	$0.92	$0.78	$0.86	$1.04	$1.28	$1.42	$1.20
1st Quartile	$0.52	$0.31	$--	$1.11	$1.39	$1.53	$1.51	$1.14	$1.49	$1.71	$1.48
Mean	$1.11	$0.82	$--	$1.30	$1.60	$1.73	$1.84	$1.25	$1.60	$1.82	$1.72
Median	$0.86	$0.57	$--	$1.20	$1.51	$1.70	$1.84	$1.23	$1.60	$1.80	$1.73
3rd Quartile	$1.13	$1.06	$--	$1.35	$1.61	$1.83	$2.00	$1.36	$1.70	$1.98	$1.88
Maximum	$5.79	$2.28	$1.18	$2.50	$3.10	$3.23	$3.58	$1.48	$1.96	$2.14	$2.28

(1) Based on the estimated range of the fair market value of a share of AMERICA common stock of $1.63 to $1.81. In conducting its valuation analysis, Piper Jaffray considered the results of all of its analyses and used a weighted average calculation to determine the fair market value of AMERICA common stock based on the basis of its experience and financial judgment.

(2) Source: AMERICA management projections. 2011E is pro forma to exclude rent expense of $0.7 million from forecasted facility closure.

Note: In conducting its analyses, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of AMERICA, and was not furnished or provided with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with its valuation analysis were going concern analyses. Piper Jaffray expresses no view regarding the liquidation value of AMERICA or any other entity.

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CONFIDENTIAL INFORMATION

# VALUATION RANGE CALCULATION

## In determining the price per share valuation range, a weighted average calculation was used

| | | Median Implied Price Per Share | | | | Weighted Median Implied Price Per Share | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Enterprise Value / | | Price / | Weighting | Enterprise Value / | | Price / | Sum |
| | | LTM EBITDA | 2011E EBITDA [1] | NTBVS | | LTM EBITDA | 2011E EBITDA [1] | NTBVS | |
| Public Companies Analysis | U.S. Supplements | $0.68 | -- | -- | 0.25 | $0.17 | -- | -- | $0.17 |
| | | -- | $1.58 | -- | 0.25 | -- | $0.40 | -- | $0.40 |
| | | -- | -- | $9.65 | 0.25 | -- | -- | $2.41 | $2.41 |
| | U.S. Consumer | $0.54 | -- | -- | 0.25 | $0.13 | -- | -- | $0.13 |
| | | -- | $0.94 | -- | 0.25 | -- | $0.23 | -- | $0.23 |
| | | -- | -- | $3.90 | 0.25 | -- | -- | $0.97 | $0.97 |
| | China Consumer | $0.08 | -- | -- | 0.25 | $0.02 | -- | -- | $0.02 |
| | | -- | $0.67 | -- | 0.25 | -- | $0.17 | -- | $0.17 |
| | | -- | -- | $3.45 | 0.25 | -- | -- | $0.86 | $0.86 |
| M&A Transactions Analysis | | EV/LTM EBITDA | | | | EV/LTM EBITDA | | | |
| | U.S. Consumer | $0.86 | | | 0.25 | $0.22 | | | $0.22 |
| | China Consumer | $0.57 | | | 0.25 | $0.14 | | | $0.14 |
| DCF | | Mid-Point | | | | Mid-Point | | | |
| | | $1.00 | | | 1.00 | $1.00 | | | $1.00 |
| Premiums Paid Analysis | | Median | | | | Median | | | |
| | U.S. Consumer | | | | | | | | |
| | 1-Day Spot Premium | $1.20 | | | 0.25 | $0.30 | | | $0.30 |
| | 7-Day Spot Premium | $1.51 | | | 0.25 | $0.38 | | | $0.38 |
| | 30-Day Spot Premium | $1.70 | | | 0.25 | $0.42 | | | $0.42 |
| | 90-Day Spot Premium | $1.84 | | | 0.25 | $0.46 | | | $0.46 |
| | China-Based, U.S.-Listed | | | | | | | | |
| | 1-Day Spot Premium | $1.23 | | | 0.25 | $0.31 | | | $0.31 |
| | 7-Day Spot Premium | $1.60 | | | 0.25 | $0.40 | | | $0.40 |
| | 30-Day Spot Premium | $1.80 | | | 0.25 | $0.45 | | | $0.45 |
| | 90-Day Spot Premium | $1.73 | | | 0.25 | $0.43 | | | $0.43 |
| | | | | Sum of Weightings: | 5.75 | Sum of Implied Prices Per Share: | | | $9.89 |
| | | | | | | Total Weighted Average Price Per Share [2]: | | | $1.72 |
| | | | | | | Total Implied Price Per Share Valuation Range [3]: | | | $1.63-$1.81 |

(1) Source: AMERICA management projections. 2011E is pro forma to exclude rent expense from forecasted facility closure.
(2) Calculated by dividing the sum of the implied prices per share by the sum of the weightings.
(3) Valuation range is +/- 5.0% total weighted average share price.

*Note: In conducting its analyses, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of AMERICA, and was not furnished or provided with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with its valuation analysis were going concern analyses. Piper Jaffray expresses no view regarding the liquidation value of AMERICA or any other entity.*

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# SUMMARY OF ANALYSES

## Analysis based on the following selection criteria

### Trading Analysis of Selected Public Companies

- U.S. nutritional supplement companies with enterprise values above $50 million
- U.S. consumer companies, excluding retail and restaurants, with enterprise values between $50 million and $200 million
- China-based consumer companies listed on U.S. exchanges
- China-based consumer companies listed on Hong Kong exchange with enterprise values between $50 million and $1,000 million

### Analysis of M&A Transactions of Selected Companies

- Transactions involving selected U.S.-based consumer companies, excluding restaurant and retail, with enterprise values between $75 million and $500 million with publicly available EV / LTM EBITDA multiples announced January 1, 2006 through June 17, 2011
- Transactions involving selected China-based companies with enterprise values between $75 million and $1,000 million with publicly available EV / LTM EBITDA multiples announced January 1, 2006 through June 17, 2011

### Discounted Cash Flow Analysis

- The Discounted Cash Flow Analysis is used to calculate a range of theoretical values for AMERICA based on the net present value of (a) AMERICA's implied annual free cash flows for the six month period ending December 31, 2011 and annual free cash flows for FY2012 through FY2015 and (b) a terminal value for AMERICA at calendar year end 2015 calculated based on an exit multiple of EBITDA[1]

1. *Per AMERICA's management projections.*

### Premiums Paid Analysis

- Transactions involving selected U.S.-based consumer companies with enterprise values between $50 million to $500 million announced January 1, 2006 through June 17, 2011
- Transactions involving selected China-based, U.S.-listed companies announced January 1, 2008 through June 17, 2011

*Note: In conducting its analyses, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of AMERICA, and was not furnished or provided with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with its valuation analysis were going concern analyses. Piper Jaffray expresses no view regarding the liquidation value of AMERICA or any other entity.*

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CONFIDENTIAL INFORMATION

# SUMMARY OF ANALYSES – PUBLIC COMPARABLES

## Selected U.S. Public Company Analysis

U.S. Supplements Companies

| | AMERICA @ Current Price | AMERICA @ $1.72 | Selected Companies Min | 1st Quartile | Mean | Median | 3rd Quartile | Max |
|---|---|---|---|---|---|---|---|---|
| Enterprise Value / LTM EBITDA (1) | 10.8x | 15.9x | 5.1x | 5.7x | 8.2x | 8.0x | 10.2x | 12.3x |
| Enterprise Value / 2011E EBITDA (2) | 5.5x | 8.1x | 4.6x | 6.1x | 7.4x | 7.6x | 8.7x | 9.8x |
| Price / Net Tangible Book Value Per Share | 0.4x | 0.7x | 1.7x | 3.0x | 9.7x | 3.9x | 7.3x | 37.7x |

U.S. Food & Consumer Products Companies

| | AMERICA @ Current Price | AMERICA @ $1.72 | Selected Companies Min | 1st Quartile | Mean | Median | 3rd Quartile | Max |
|---|---|---|---|---|---|---|---|---|
| Enterprise Value / LTM EBITDA (1) | 10.8x | 15.9x | 3.9x | 6.3x | 7.6x | 6.9x | 7.8x | 19.7x |
| Enterprise Value / 2011E EBITDA (2) | 5.5x | 8.1x | 4.3x | 5.0x | 6.3x | 5.1x | 5.4x | 13.0x |
| Price / Net Tangible Book Value Per Share | 0.4x | 0.7x | 0.6x | 0.9x | 2.7x | 1.6x | 2.8x | 11.4x |

(1) LTM represents last twelve months as of March 31, 2011 for AMERICA.
(2) Per AMERICA management projections. 2011E is pro forma to exclude $0.7 million in rent expense from forecasted facility closure.

## Selected China Public Company Analysis

| | AMERICA @ Current Price | AMERICA @ $1.72 | Selected Companies Min | 1st Quartile | Mean | Median | 3rd Quartile | Max |
|---|---|---|---|---|---|---|---|---|
| Enterprise Value / LTM EBITDA (1) | 10.8x | 15.9x | 0.2x | 1.2x | 6.1x | 3.5x | 7.9x | 29.5x |
| Enterprise Value / 2011E EBITDA (2) | 5.5x | 8.1x | 0.1x | 0.6x | 4.2x | 4.1x | 6.9x | 11.1x |
| Price / Net Tangible Book Value Per Share | 0.4x | 0.7x | 0.5x | 1.0x | 2.2x | 1.4x | 2.2x | 8.9x |

(1) LTM represents last twelve months as of March 31, 2011 for AMERICA.
(2) Per AMERICA management projections. 2011E is pro forma to exclude $0.7 million in rent expense from forecasted facility closure.

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CONFIDENTIAL INFORMATION

# SUMMARY OF ANALYSES – TRANSACTION COMPARABLES

**Selected U.S. M&A Transaction Analysis**

| | AMERICA @ Current Price | AMERICA @ $1.72 | Selected Companies [1] Min | 1st Quartile | Mean | Median | 3rd Quartile | Max |
|---|---|---|---|---|---|---|---|---|
| Enterprise Value / LTM EBITDA [2] | 10.8x | 15.9x | 4.0x | 6.8x | 11.3x | 9.4x | 11.4x | 46.5x |

(1) Selected consumer transactions announced from January 1, 2006 through June 17, 2011, except for restaurants and retail.
(2) LTM represents last twelve months as of March 31, 2011 for AMERICA.

**Selected China M&A Transaction Analysis**

| | AMERICA @ Current Price | AMERICA @ $1.72 | Selected Companies [1] Min | 1st Quartile | Mean | Median | 3rd Quartile | Max |
|---|---|---|---|---|---|---|---|---|
| Enterprise Value / LTM EBITDA [2] | 10.8x | 15.9x | 4.0x | 5.2x | 9.1x | 7.2x | 10.9x | 20.0x |

(1) Selected consumer transactions announced from January 1, 2006 through June 17, 2011, except for restaurants and retail.
(2) LTM represents last twelve months as of March 31, 2011 for AMERICA.

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# SUMMARY OF ANALYSES – DISCOUNTED CASH FLOW

Discounted Cash Flow Analysis [1]

Implied Equity Value Per Share

| | Discount Rate | | |
|---|---|---|---|
| EBITDA Exit Multiple | 17.0% | 18.0% | 19.0% |
| 6.0x | $0.90 | $0.87 | $0.84 |
| 7.0x | $1.04 | $1.00 | $0.97 |
| 8.0x | $1.18 | $1.14 | $1.10 |

(1) Analysis based on AMERICA management projections.

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# SUMMARY OF ANALYSES – PREMIUMS PAID

**Premiums Paid Analysis**

U.S. Consumer Transactions

| | AMERICA Historical | AMERICA @ $1.72 | Min | 1st Quartile | Selected Companies [1] Mean | Median | 3rd Quartile | Max |
|---|---|---|---|---|---|---|---|---|
| 1-Day Spot Premium [2] | $1.00 | 72.0% | (2.8%) | 10.8% | 30.0% | 19.7% | 35.2% | 150.0% |
| 7-Day Spot Premium [3] | $1.25 | 37.6% | (26.4%) | 11.2% | 27.8% | 21.0% | 29.0% | 147.7% |
| 30-Day Spot Premium [4] | $1.36 | 26.5% | (42.4%) | 12.5% | 27.3% | 24.9% | 34.4% | 137.4% |
| 90-Day Spot Premium [5] | $1.40 | 22.9% | (38.5%) | 7.9% | 31.5% | 31.6% | 48.4% | 156.0% |

China-Based, U.S.-Listed Transactions

| | AMERICA Historical | AMERICA @ $1.72 | Min | 1st Quartile | Selected Companies [6] Mean | Median | 3rd Quartile | Max |
|---|---|---|---|---|---|---|---|---|
| 1-Day Spot Premium [2] | $1.00 | 72.0% | 3.6% | 14.4% | 25.0% | 23.3% | 35.8% | 48.4% |
| 7-Day Spot Premium [3] | $1.25 | 37.6% | 2.4% | 19.6% | 28.0% | 28.1% | 35.8% | 56.5% |
| 30-Day Spot Premium [4] | $1.36 | 26.5% | 4.5% | 25.6% | 33.8% | 32.3% | 45.7% | 57.1% |
| 90-Day Spot Premium [5] | $1.40 | 22.9% | (14.1%) | 5.8% | 22.9% | 23.8% | 34.2% | 62.8% |

(1) Selected consumer transactions announced between January 1, 2005 and June 17, 2011.
(2) Premium based on AMERICA's closing stock price of $1.00 on 6/16/2011.
(3) Premium based on AMERICA's closing stock price of $1.25 on 6/10/2011.
(4) Premium based on AMERICA's closing stock price of $1.36 on 5/18/2011.
(5) Premium based on AMERICA's closing stock price of $1.40 on 3/18/2011.
(6) Selected China-based, U.S.-listed transactions between January 1, 2008 and June 17, 2011.

23

PiperJaffray

CONFIDENTIAL INFORMATION

SELECTED PUBLIC COMPANY ANALYSIS

Overview

Piper Jaffray has reviewed and compared actual and estimated publicly available financial, operating and stock market information for AMERICA and selected publicly traded companies in the nutritional supplement and consumer sectors

Selection Criteria

Company business model criteria:

- U.S.-based nutritional supplement companies with enterprise values above $50 million
- U.S.-based consumer companies, excluding restaurant and retail, with enterprise values between $50 million and $200 million
- China-based, U.S.-listed consumer companies
- China-based, Hong Kong-listed consumer companies with enterprise values between $50 million and $1,000 million

Selected Companies

Nutritional Supplement Companies:

- Herbalife Ltd.
- Nature's Sunshine Products Inc.
- Nu Skin Enterprises Inc.
- Nutraceutical International Corp.
- Schiff Nutrition International Inc.
- USANA Health Sciences Inc.

U.S. Consumer Companies:

- Audiovox Corporation
- Bassett Furniture Industries Inc.
- Escalade Inc.
- Farmer Brothers Co.
- Flexsteel Industries Inc.
- Hooker Furniture Corp.
- Inventure Foods, Inc.
- Johnson Outdoors Inc.
- Kid Brands, Inc.
- Lifeway Foods Inc.
- Mad Catz Interactive Inc.
- Nautilus Inc.
- Oil-Dri Corp. of America
- Orchids Paper Products Company
- Overhill Farms Inc.
- Physicians Formula Holdings Inc.
- The Dixie Group, Inc.

China-based, U.S.-listed Consumer Companies:

- China Marine Food Group Limited
- China Xiniya Fashion Limited
- Country Style Cooking Restaurant Chain Co., Ltd.
- Deer Consumer Products, Inc.
- Exceed Company Ltd.
- Feihe International, Inc.
- Funtalk China Holdings Limited
- Kingold Jewelry, Inc.
- Lentuo International Inc.
- QKL Stores Inc.
- SkyPeople Fruit Juice, Inc.
- Synutra International Inc.
- Zuoan Fashion Limited

China-based, Hong Kong-listed Consumer Companies:

- Ausnutria Dairy Corporation Ltd.
- Beijing Jingkelong Co. Ltd.
- Besunyen Holdings Company Limited
- Chigo Holding Limited
- Global Dairy Holdings Limited
- Goldlion Holdings Ltd.
- Huiyin Household Appliances (Holdings) Co., Ltd.
- Sparkle Roll Group Limited

24

PiperJaffray

CONFIDENTIAL INFORMATION

SELECTED PUBLIC COMPANIES – U.S.

Comparable Company	Price 06/17/11	F.D. Market Cap.	Enterprise Value	P / E Multiples CY 11	P / E Multiples CY 12	EV / LTM Sales	EV / LTM EBITDA	EV / CY11 EBITDA	Growth Rate	CY 11 P / E / G	CY 12 P / E / G	LTM Margins Gross Profit	LTM Margins EBITDA	Leverage Total Debt	Leverage Total Cash	Leverage Net Debt / LTM EBITDA	Stock Price / NTBV per Share
US-based: Supplements ***($ in millions, except per share data)***																	
Herbalife Ltd.	$52.80	$6,439	$6,362	18.2x	15.6x	2.2x	12.3x	9.8x	16.8%	1.1x	0.9x	79.6%	17.7%	$183	$261	(0.2x)	37.7x
Nu Skin Enterprises Inc.	36.49	2,378	2,313	15.2x	13.4x	1.5x	8.9x	7.6x	13.8%	1.1x	1.0x	82.4%	16.5%	151	216	(0.3x)	8.1x
USANA Health Sciences Inc.	28.28	446	414	9.7x	8.8x	0.8x	5.1x	4.6x	14.7%	0.7x	0.6x	81.9%	15.0%	0	33	(0.4x)	4.7x
Schiff Nutrition International Inc.	9.48	278	240	18.8x	16.3x	1.1x	10.6x	NA	8.0%	2.3x	2.0x	38.3%	10.7%	0	38	(1.7x)	3.1x
Nutraceutical International Corp.	14.96	156	177	10.0x	9.0x	1.0x	5.2x	NA	NA	NA	NA	51.6%	18.5%	27	6	0.6x	1.7x
Nature's Sunshine Products Inc.	14.58	233	172	12.8x	12.3x	0.5x	7.0x	NA	NA	NA	NA	80.4%	6.9%	0	61	(2.5x)	3.0x
Minimum				**9.7x**	**8.8x**	**0.5x**	**5.1x**	**4.6x**	**8.0%**	**0.7x**	**0.6x**	**38.3%**	**6.9%**			**(2.5x)**	**1.7x**
1st Quartile				**10.7x**	**9.8x**	**0.8x**	**5.7x**	**6.1x**	**12.3%**	**1.0x**	**0.8x**	**58.6%**	**11.7%**			**(1.4x)**	**3.0x**
Mean				**14.1x**	**12.6x**	**1.2x**	**8.2x**	**7.4x**	**13.3%**	**1.3x**	**1.1x**	**69.0%**	**14.2%**			**(0.7x)**	**9.7x**
Median				**14.0x**	**12.8x**	**1.1x**	**8.0x**	**7.6x**	**14.2%**	**1.1x**	**1.0x**	**80.0%**	**15.7%**			**(0.3x)**	**3.9x**
3rd Quartile				**17.5x**	**15.1x**	**1.4x**	**10.2x**	**8.7x**	**15.2%**	**1.4x**	**1.2x**	**81.5%**	**17.4%**			**(0.2x)**	**7.3x**
Maximum				**18.8x**	**16.3x**	**2.2x**	**12.3x**	**9.8x**	**16.8%**	**2.3x**	**2.0x**	**82.4%**	**18.5%**			**0.6x**	**37.7x**
US-based: Food & Consumer Products (EV $50 - $200mm) ***($ in millions, except per share data)***																	
Johnson Outdoors Inc.	$15.71	$153	$197	10.3x	10.5x	0.5x	6.3x	NA	NA	NA	NA	40.7%	7.6%	72	29	1.4x	1.3x
Lifeway Foods Inc.	10.32	170	175	NM	24.0x	2.9x	19.7x	13.0x	NA	NA	NA	34.6%	14.6%	9	4	0.7x	11.4x
Kid Brands, Inc.	4.51	98	170	7.8x	5.4x	0.6x	7.0x	4.3x	16.2%	0.5x	0.3x	27.0%	8.8%	74	2	3.0x	1.9x
Farmer Brothers Co.	9.10	147	156	NM	NM	0.3x	NA	NA	NA	NA	NA	38.5%	NM	39	31	(0.6x)	1.2x
Oil-Dri Corp. of America	20.00	144	139	22.6x	24.3x	0.6x	6.5x	NA	NA	NA	NA	22.5%	9.6%	35	41	(0.2x)	1.6x
The Dixie Group, Inc.	4.36	56	124	22.9x	12.8x	0.5x	9.3x	NA	NA	NA	NA	24.7%	5.4%	68	0	5.1x	0.9x
Mad Catz Interactive Inc.	1.27	86	102	6.4x	5.3x	0.6x	4.8x	NA	NA	NA	NA	28.3%	12.1%	26	10	0.7x	9.0x
Escalade Inc.	5.97	80	101	NA	NA	0.8x	7.7x	NA	NA	NA	NA	31.4%	10.6%	24	3	1.6x	1.6x
Inventure Foods, Inc.	3.99	75	95	16.6x	10.6x	0.7x	7.8x	5.4x	20.0%	0.8x	0.5x	21.5%	8.8%	21	1	1.6x	2.8x
Orchids Paper Products Company	9.66	78	92	13.7x	10.2x	1.0x	6.4x	5.0x	NA	NA	NA	15.5%	15.4%	24	10	1.0x	1.0x
Overhill Farms Inc.	5.50	89	92	NA	NA	0.5x	6.9x	NA	NA	NA	NA	10.7%	7.6%	8	5	0.2x	2.9x
Bassett Furniture Industries Inc.	8.05	93	87	NA	NA	0.4x	7.8x	NA	NA	NA	NA	48.2%	4.5%	13	20	(0.6x)	0.9x
Flexsteel Industries Inc.	14.08	95	83	9.6x	8.0x	0.2x	3.9x	NA	NA	NA	NA	22.5%	6.3%	0	12	(0.6x)	0.8x
Hooker Furniture Corp.	9.19	99	82	20.7x	9.1x	0.4x	9.0x	5.2x	12.0%	1.7x	0.8x	21.8%	4.3%	0	17	(1.8x)	0.8x
Audiovox Corporation	7.04	163	80	NA	7.7x	0.1x	4.5x	NA	NA	NA	NA	22.1%	3.2%	16	99	(4.6x)	0.6x
Physicians Formula Holdings Inc.	3.95	54	62	NM	NM	0.8x	6.3x	5.0x	10.0%	NA	NA	46.8%	13.0%	8	0	0.9x	2.7x
Nautilus Inc.	1.64	50	39	NM	8.2x	0.2x	NA	NA	15.0%	NA	0.5x	44.3%	0.0%	5	17	(136.3x)	4.8x
Minimum				**6.4x**	**5.3x**	**0.1x**	**3.9x**	**4.3x**	**10.0%**	**0.5x**	**0.3x**	**10.7%**	**0.0%**			**(136.3x)**	**0.6x**
1st Quartile				**9.6x**	**8.0x**	**0.4x**	**6.3x**	**5.0x**	**12.0%**	**0.7x**	**0.5x**	**22.1%**	**5.2%**			**(0.6x)**	**0.9x**
Mean				**14.5x**	**11.4x**	**0.7x**	**7.6x**	**6.3x**	**14.6%**	**1.0x**	**0.5x**	**29.5%**	**8.2%**			**(7.6x)**	**2.7x**
Median				**13.7x**	**9.7x**	**0.5x**	**6.9x**	**5.1x**	**15.0%**	**0.8x**	**0.5x**	**27.0%**	**8.2%**			**0.7x**	**1.6x**
3rd Quartile				**20.7x**	**11.2x**	**0.7x**	**7.8x**	**5.4x**	**16.2%**	**1.3x**	**0.6x**	**38.5%**	**11.0%**			**1.4x**	**2.8x**
Maximum				**22.9x**	**24.3x**	**2.9x**	**19.7x**	**13.0x**	**20.0%**	**1.7x**	**0.8x**	**48.2%**	**15.4%**			**5.1x**	**11.4x**

Source: Public filings and CapitalIQ for consensus estimates.

25

PiperJaffray.

CONFIDENTIAL INFORMATION

SELECTED PUBLIC COMPANIES – CHINA

Comparable Company	Price 06/17/11	F.D. Market Cap.	Enterprise Value	P / E Multiples CY 11	P / E Multiples CY 12	EV / LTM Sales	EV / LTM EBITDA	EV / CY11 EBITDA	Growth Rate	CY 11 P / E / G	CY 12 P / E / G	LTM Margins Gross Profit	LTM Margins EBITDA	Leverage Total Debt	Leverage Total Cash	Net Debt / LTM EBITDA	Stock Price / NTBV per Share
US-listed, PRC-based Consumer ($ in millions, except per share data)																	
Synutra International Inc.	$9.72	$557	$731	NM	15.7x	2.9x	NA	11.1x	24.0%	NA	0.7x	39.4%	NM	$215	$42	(42.7x)	8.4x
Funtalk China Holdings Limited	6.69	352	550	NA	NA	0.6x	7.4x	NA	10.0%	NA	NA	16.5%	7.7%	230	37	2.7x	4.1x
Feihe International, Inc.	7.34	164	253	10.2x	8.2x	1.0x	NA	6.9x	8.0%	1.3x	1.0x	36.8%	NM	108	19	(3.1x)	1.0x
Deer Consumer Products, Inc.	5.07	170	141	4.5x	3.8x	0.8x	3.5x	2.4x	NA	NA	NA	28.7%	21.5%	0	29	(0.7x)	1.5x
Kingold Jewelry, Inc.	1.51	74	74	2.6x	NA	0.1x	2.5x	NA	NA	NA	NA	5.5%	4.8%	6	7	0.0x	0.8x
China Marine Food Group Limited	2.57	74	43	2.8x	2.4x	0.3x	1.4x	1.0x	NA	NA	NA	31.2%	23.1%	0	32	(1.1x)	0.8x
QKL Stores Inc.	1.50	56	15	6.4x	3.9x	0.0x	1.0x	0.6x	20.0%	0.3x	0.2x	17.8%	4.8%	0	41	(2.7x)	0.7x
SkyPeople Fruit Juice, Inc.	2.30	59	12	2.7x	2.1x	0.1x	0.3x	0.2x	15.0%	0.2x	0.1x	41.6%	35.8%	13	66	(1.4x)	0.5x
US-listed, PRC-based Consumer (¥ in millions, except per share data)																	
Country Style Cooking Restaurant Chain Co., Ltd.	¥70.11	¥2,005	¥1,392	23.9x	15.2x	1.7x	14.4x	7.1x	19.7%	1.2x	0.8x	16.9%	11.9%	¥0	¥613	(6.4x)	2.3x
Lentuo International Inc.	31.07	916	646	7.1x	3.8x	0.6x	7.0x	NA	NA	NA	NA	11.7%	8.2%	497	767	(2.9x)	1.2x
Zuoan Fashion Limited	34.05	943	262	3.8x	3.1x	0.3x	0.9x	0.6x	19.3%	0.2x	0.2x	41.0%	30.8%	54	734	(2.4x)	1.0x
China Xiniya Fashion Limited	18.51	1,074	211	4.5x	3.2x	0.2x	0.6x	0.5x	18.1%	0.2x	0.2x	34.7%	32.2%	0	863	(2.6x)	1.1x
Exceed Company Ltd.	33.14	993	80	3.2x	2.8x	0.0x	0.2x	0.1x	22.3%	0.1x	0.1x	31.1%	15.9%	18	931	(2.0x)	0.6x
HK-listed Consumer (¥ in millions, except per share data)																	
Chigo Holding Limited	¥0.60	¥5,279	¥6,049	9.6x	9.1x	0.7x	9.5x	8.9x	NA	NA	NA	8.0%	7.5%	1,265	495	1.2x	2.1x
Beijing Jingkelong Co. Ltd.	7.98	3,290	4,543	16.0x	13.4x	0.6x	7.8x	6.3x	18.2%	0.9x	0.7x	14.2%	7.5%	1,615	575	2.1x	2.5x
Besunyen Holdings Company Limited	2.13	3,686	2,516	13.3x	10.2x	2.9x	8.9x	5.5x	NA	NA	NA	89.6%	32.3%	0	1,170	(4.1x)	2.2x
Huiyin Household Appliances (Holdings) Co., Ltd.	1.32	1,387	1,271	9.2x	6.8x	0.7x	8.0x	4.1x	23.1%	0.4x	0.3x	18.0%	8.9%	50	182	(0.7x)	1.4x
Global Dairy Holdings Limited	2.17	2,190	1,025	7.0x	5.9x	1.1x	2.5x	1.7x	12.0%	0.6x	0.5x	51.9%	44.7%	100	1,265	(2.8x)	1.4x
Ausnutria Dairy Corporation Ltd.	1.84	1,812	973	15.4x	10.7x	1.7x	7.8x	4.1x	22.0%	0.7x	0.5x	54.8%	21.5%	0	839	(6.7x)	1.7x
HK-listed Consumer (HKD in millions, except per share data)																	
Sparkle Roll Group Limited	HKD 1.38	HKD 4,117	HKD 4,029	15.0x	11.4x	2.0x	29.5x	10.4x	46.0%	0.3x	0.2x	13.4%	6.8%	HKD 83	HKD 175	(0.6x)	8.9x
Goldlion Holdings Ltd.	3.02	2,966	2,098	8.1x	7.2x	1.4x	3.2x	NA	NA	NA	NA	59.8%	42.7%	0	869	(1.3x)	1.1x
Minimum				**2.6x**	**2.1x**	**0.0x**	**0.2x**	**0.1x**	**8.0%**	**0.1x**	**0.1x**	**5.5%**	**4.8%**			**(42.7x)**	**0.5x**
1st Quartile				**4.2x**	**3.5x**	**0.3x**	**1.2x**	**0.6x**	**15.8%**	**0.2x**	**0.2x**	**16.5%**	**7.6%**			**(2.9x)**	**1.0x**
Mean				**8.7x**	**7.3x**	**0.9x**	**6.1x**	**4.2x**	**19.8%**	**0.5x**	**0.4x**	**31.5%**	**19.4%**			**(3.7x)**	**2.2x**
Median				**7.1x**	**6.8x**	**0.7x**	**3.5x**	**4.1x**	**19.5%**	**0.4x**	**0.3x**	**31.1%**	**15.9%**			**(2.0x)**	**1.4x**
3rd Quartile				**11.8x**	**10.4x**	**1.4x**	**7.9x**	**6.9x**	**22.2%**	**0.7x**	**0.7x**	**41.0%**	**31.5%**			**(0.7x)**	**2.2x**
Maximum				**23.9x**	**15.7x**	**2.9x**	**29.5x**	**11.1x**	**46.0%**	**1.3x**	**1.0x**	**89.6%**	**44.7%**			**2.7x**	**8.9x**

Source: Public filings and CapitalIQ for consensus estimates.

26

PiperJaffray.

CONFIDENTIAL INFORMATION

# SELECTED M&A TRANSACTIONS ANALYSIS

**Overview**

**Selection Criteria**

Selected U.S. consumer transactions, excluding restaurant and retail, that were announced between January 1, 2006 through June 17, 2011

- Enterprise values between $75 million and $500 million
- Publicly available EV / LTM EBITDA multiples

Selected China transactions that were announced between January 1, 2006 through June 17, 2011

- Enterprise values between $75 million and $1,000 million
- Publicly available EV / LTM EBITDA multiples

27

PiperJaffray

CONFIDENTIAL INFORMATION

# SELECTED M&A TRANSACTIONS – U.S.

*($ in millions)*

| Date | | | | Enterprise | Enterprise Value / LTM | |
|---|---|---|---|---|---|---|
| Ann. | Comp. | Target | Acquirer | Value | Revenue | EBITDA |
| 4/11/2011 | 5/24/2011 | Tasty Baking Company | Flower Foods | $146.8 | 0.8x | NM |
| 4/11/2011 | 4/15/2011 | GoldToeMoretz, LLC | Gildan Activewear | 350.0 | 1.3x | 7.2x |
| 3/14/2011 | 6/10/2011 | Animal Health International | Lextron | 246.7 | 0.3x | 11.1x |
| 2/17/2011 | 2/17/2011 | American Sporting Goods Corporation | Brown Shoe Co. | 144.9 | 0.6x | 4.9x |
| 11/24/2010 | 12/27/2010 | YoCream International | Groupe Danone | 103.0 | 1.9x | 9.0x |
| 9/13/2010 | 10/28/2010 | S.T. Specialty Foods | Treehouse Foods | 180.0 | 1.8x | 8.2x |
| 3/15/2010 | 8/5/2010 | Sport Supply Group | ONCAP Management, Andell Holdings | 184.0 | 0.7x | 7.6x |
| 3/10/2010 | 5/4/2010 | Dakota Growers Pasta Co. | Viterra Inc. | 239.3 | 0.9x | 5.1x |
| 11/2/2009 | 5/10/2010 | Diedrich Coffee Inc. | Green Mountain Coffee Roasters | 223.8 | 3.3x | 46.5x |
| 6/24/2008 | 6/24/2008 | Starkist Seafood | Dongwon Group | 363.0 | 0.6x | 6.4x |
| 3/6/2008 | 4/1/2008 | Nonni's | Vivartia Industrial & Commercial | 320.0 | 1.7x | 10.0x |
| 9/11/2007 | 11/1/2007 | United Retail Group | Redcats USA | 147.5 | 0.3x | 6.7x |
| 6/28/2007 | 9/20/2007 | Everlast Worldwide | Sports Direct International | 191.0 | 3.4x | 17.5x |
| 6/4/2007 | 9/6/2007 | 1-800 Contacts | Fenway Partners | 375.4 | 1.5x | 25.9x |
| 5/7/2007 | 12/31/2007 | Cabo Wabo Enterprise Inc | Davide Campari | 100.0 | 1.7x | 11.9x |
| 5/2/2007 | 7/17/2007 | MITY Enterprises | Sorenson Capital Partners, Peterson Partners | 78.9 | 1.3x | 9.4x |
| 4/22/2007 | 6/1/2007 | Universal Blanchers | Olam International | 77.0 | 1.1x | 7.0x |
| 4/20/2007 | 5/31/2007 | San Antonio Farms | Treehouse Foods | 88.5 | 2.0x | 11.1x |
| 4/12/2007 | 6/8/2007 | Cutter & Buck | New Wave | 132.9 | 1.0x | 10.1x |
| 3/5/2007 | 10/12/2007 | Topps Co. | Madison Dearborn Partners, Torante | 303.8 | 0.9x | 13.3x |
| 8/3/2006 | 8/15/2006 | Cagle's Keystone Food LLC | Grow Out Holdings LLC | 93.8 | 0.4x | 4.0x |
| 5/8/2006 | 6/12/2006 | Cellu Tissue Holdings Inc. | Weston Presidio | 205.0 | 0.6x | 6.8x |
| 4/3/2006 | 11/1/2006 | Mossimo | Iconix Brand Group | 103.4 | 3.3x | 13.8x |
| 2/10/2006 | 7/28/2006 | Knape & Vogt Manufacturing | Wind Point Partners | 106.0 | 0.6x | 6.2x |
| 2/3/2006 | 2/13/2006 | Vitaquest International LLC | CK Life Sciences International Holdings Inc | 350.8 | 2.5x | 11.4x |
| 1/6/2006 | 4/12/2006 | Water Pik Technologies | Carlyle Group, Zodiac | 364.8 | 1.1x | 10.6x |
| **Minimum** | | | | **$77.0** | **0.3x** | **4.0x** |
| **1st Quartile** | | | | **$104.0** | **0.7x** | **6.8x** |
| **Mean** | | | | **$200.8** | **1.4x** | **11.3x** |
| **Median** | | | | **$182.0** | **1.1x** | **9.4x** |
| **3rd Quartile** | | | | **$289.5** | **1.8x** | **11.4x** |
| **Maximum** | | | | **$375.4** | **3.4x** | **46.5x** |

*Source: Public filings, Capital IQ, and Thomson SDC.*

28

PiperJaffray.

CONFIDENTIAL INFORMATION

# SELECTED M&A TRANSACTIONS – CHINA

($ in millions)

| Date | | | | Enterprise | Enterprise Value / LTM | |
|---|---|---|---|---|---|---|
| Ann. | Comp. | Target | Acquirer | Value | Revenue | EBITDA |
| 5/16/2011 | Pending | CNinsure Inc | CNinsure Inc-SPV | $655.6 | 2.7x | 8.3x |
| 3/25/2011 | Pending | Funtalk China Holdings Ltd | Investor Group | 440.4 | 0.4x | 5.1x |
| 3/7/2011 | Pending | China Fire & Sec Grp Inc | Amber Parent Ltd | 220.2 | 2.8x | 13.6x |
| 1/28/2011 | Pending | China Sec & Surveillance Tech | Rightmark Holdings Ltd | 831.7 | 1.2x | 7.2x |
| 1/18/2011 | 3/2/2011 | China BCT Pharmacy Group Inc | Milestone Longcheng Ltd | 144.5 | 0.7x | 4.0x |
| 11/11/2010 | Pending | Chemspec International Ltd | Halogen Mergersub Ltd | 281.9 | 1.7x | 5.4x |
| 11/3/2010 | Pending | Fushi Copperweld Inc | Investor Group | 338.0 | 1.3x | 4.8x |
| 10/10/2010 | Pending | Harbin Electric Inc | Investor Group | 757.4 | 1.8x | 6.5x |
| 4/8/2010 | 04/19/2011 | Tongjitang Chinese Medicines | Tonsun International Co Ltd | 103.3 | 1.4x | NM |
| 3/12/2009 | 8/26/2009 | American Dairy Inc | Sequoia Capital | 666.0 | 2.5x | 7.2x |
| 7/18/2008 | Pending | China TransInfo Tech Corp | SAIF Partners III LP | 108.9 | 5.8x | 20.0x |
| 3/2/2008 | 12/22/2008 | China Resources(Jilin)Bio-Chem | Avic xian Aero Engine Corp | 243.3 | 1.3x | 18.1x |
| 6/30/2006 | 12/29/2006 | Wuxi Qingfeng Co Ltd | Wahoo-Wojoo Group Co Ltd | 106.3 | 0.9x | NM |
| **Minimum** | | | | **$103.3** | **0.4x** | **4.0x** |
| **1st Quartile** | | | | **$144.5** | **1.2x** | **5.2x** |
| **Mean** | | | | **$376.7** | **1.9x** | **9.1x** |
| **Median** | | | | **$281.9** | **1.4x** | **7.2x** |
| **3rd Quartile** | | | | **$655.6** | **2.5x** | **10.9x** |
| **Maximum** | | | | **$831.7** | **5.8x** | **20.0x** |

Source: Public filings, Capital IQ, and Thomson SDC.

29

PiperJaffray.

CONFIDENTIAL INFORMATION

# DISCOUNTED CASH FLOW ANALYSIS

| | |
|---|---|
| **Overview** | **The Discounted Cash Flow Analysis is used to calculate a range of theoretical values for AMERICA based on the net present value of:**<br>- AMERICA's implied annual free cash flows for the six month period ending December 31, 2011 and annual free cash flows for FY2012 through FY2015<br>- A terminal value of AMERICA at FY2015 based upon a market multiple of EBITDA |
| **Key Assumptions** | **For the purposes of this analysis, Piper applied the following assumptions:**<br>- Cash flows discounted back to June 30, 2011<br>- Discount range from 17.0% - 19.0% based on the WACC calculation<br>- Utilized a range of market EBITDA multiples<br>- Assumed tax rates per Company management<br><br>**All projected financial data for AMERICA for FY2011E – FY2015E used in Piper Jaffray's Discounted Cash Flow analysis was prepared by management** |

30

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CONFIDENTIAL INFORMATION

# DISCOUNTED CASH FLOW ANALYSIS

*$ in millions*

| Fiscal Year Ending December, | 2H 2011 (1) | 2012 | 2013 | 2014 | 2015 |
|---|---|---|---|---|---|
| | | | Projected Results | | |
| EBITDA | $8.9 | $20.3 | $20.3 | $20.0 | $20.1 |
| Operating Income | 3.7 | 8.2 | 8.2 | 8.0 | 8.0 |
| Other Income | 0.2 | 0.3 | 0.3 | 0.2 | 0.2 |
| Income Taxes | (0.8) | (2.1) | (2.1) | (2.0) | (2.0) |
| After Tax Operating Income | 3.1 | 6.4 | 6.4 | 6.2 | 6.2 |
| Depreciation and Amortization | 5.2 | 12.1 | 12.1 | 12.1 | 12.1 |
| (Increase)/ Decrease in Net Working Capital | 34.5 | (10.7) | (10.5) | (19.9) | (20.1) |
| Capital Expenditures | (20.0) | 0.0 | 0.0 | 0.0 | 0.0 |
| Free Cash Flow | 22.7 | 7.8 | 7.9 | (1.6) | (1.8) |
| Terminal Value of Future Cash Flows (@7.0x 2015 EBITDA) | -- | -- | -- | -- | 140.8 |
| Total Cash Flow | 22.7 | 7.8 | 7.9 | (1.6) | 139.0 |

**Net Present Value Calculation**

| | |
|---|---|
| NPV of Free Cash Flow | 32.1 |
| NPV of Terminal Value | 66.8 |
| Enterprise Value | $98.9 |
| Net Debt (2) | 16.5 |
| Non-Controlling Interest (2) | 10.8 |
| Equity Value | $71.6 |
| Common Shares Outstanding (2) | 71.3 |
| Options / Restricted Stock | -- |
| Diluted Shares Outstanding | 71.3 |
| **Implied Equity Value Per Share** | **$1.00** |

**Assumptions (3)**

| | |
|---|---|
| EBITDA in 2015: | $20.1 |
| EBITDA Multiple: | 7.0x |
| Discount Rate / Return Rate: | 18.0% |
| Tax Rate (4): | 23.6% |

**Sensitivity Analysis - Enterprise Value (5)**

| EBITDA Exit Multiple | Discount Rate 17.0% | 18.0% | 19.0% |
|---|---|---|---|
| 6.0x | $91.7 | $89.4 | $87.1 |
| 7.0x | $101.7 | $98.9 | $96.3 |
| 8.0x | $111.6 | $108.4 | $105.4 |

**Sensitivity Analysis - Equity Value (5)**

| EBITDA Exit Multiple | Discount Rate 17.0% | 18.0% | 19.0% |
|---|---|---|---|
| 6.0x | $64.5 | $62.1 | $59.8 |
| 7.0x | $74.4 | $71.6 | $69.0 |
| 8.0x | $84.3 | $81.2 | $78.2 |

**Sensitivity Analysis - Equity Value Per Share (5)**

| EBITDA Exit Multiple | Discount Rate 17.0% | 18.0% | 19.0% |
|---|---|---|---|
| 6.0x | $0.90 | $0.87 | $0.84 |
| 7.0x | $1.04 | $1.00 | $0.97 |
| 8.0x | $1.18 | $1.14 | $1.10 |

(1) Six month period ending December; discounted back to June 30, 2011 using mid-period convention.
(2) Per Company 10-Q filed on May 16, 2011.
(3) Midpoint of valuation range assumes a discount rate of 18.0% and an exit multiple of 7.0x EBITDA.
(4) Tax rate per AMERICA and UTOPIA management.
(5) Sensitivity analyses based on a holding period of 4.5 years.

31

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CONFIDENTIAL INFORMATION

# PREMIUMS PAID ANALYSIS

| | |
|---|---|
| Overview | **The Premiums Paid Analysis involves a review of purchase prices in public transactions relative to pre-announcement prices** |
| Selection Criteria | **U.S. consumer transactions**<br>• All transactions announced between January 1, 2006 through June 17, 2011 with enterprise values between $50 million and $500 million<br><br>**China-based, U.S.-listed transaction list**<br>• All transactions announced between January 1, 2008 through June 17, 2011 |

32

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CONFIDENTIAL INFORMATION

PREMIUMS PAID ANALYSIS – U.S.

($ in millions)

Date				Enterprise	Offer Price Premium			
Ann.	Comp.	Target	Acquirer	Value	1 Day	1 Week	30 Days	90 Days
5/25/2011	Pending	California Pizza Kitchen	Golden Gate Capital	$455.5	10.7%	14.5%	15.7%	10.5%
4/11/2011	5/24/2011	Tasty Baking Company	Flower Foods	146.8	148.4%	104.1%	77.8%	(1.2%)
3/14/2011	6/10/2011	Animal Health International	Lextron	246.7	11.0%	10.7%	11.0%	51.8%
11/24/2010	12/27/2010	YoCream International	Groupe Danone	103.0	38.5%	41.0%	38.7%	38.5%
7/22/2010	4/18/2011	VCG Holding Corp	Lowrie Management LLP	90.4	27.3%	24.3%	34.6%	7.7%
6/11/2010	7/22/2010	Medical Nutrition USA	Groupe Danone	50.3	43.9%	53.8%	40.4%	95.1%
5/10/2010	8/24/2010	Rubio's Restaurants Inc.	Mill Road Capital	80.4	13.6%	8.2%	7.1%	8.6%
3/15/2010	8/5/2010	Sport Supply Group	ONCAP Management, Andell Holdings	184.0	0.1%	5.5%	11.6%	13.6%
11/2/2009	5/10/2010	Diedrich Coffee Inc.	Green Mountain Coffee Roasters	223.8	19.3%	(12.6%)	23.2%	2.4%
8/24/2009	10/13/2009	Charlotte Russe Holding Inc.	Advent International	308.3	26.9%	28.1%	24.1%	63.4%
6/25/2009	11/25/2009	Tween Brands	Dress Barn Inc.	321.7	20.1%	19.8%	18.9%	156.0%
10/13/2008	11/18/2008	Ashworth	Taylor Made	74.4	9.8%	(26.4%)	(42.4%)	(38.5%)
7/31/2008	12/31/2008	Zones Inc.	Firoz Lalji	126.7	59.0%	14.3%	15.3%	1.4%
4/28/2008	7/8/2008	Max & Erma's	G&R Acquisition	58.7	37.0%	33.6%	33.8%	53.3%
11/8/2007	6/16/2008	Restoration Hardware	Catterton Partners	307.9	150.0%	135.1%	88.2%	44.7%
9/18/2007	11/16/2007	Factory Card & Party Outlet Corp	Amscan Holdings Inc.	73.6	105.0%	147.7%	137.4%	50.8%
9/11/2007	11/1/2007	United Retail Group	Redcats USA	147.5	81.5%	60.2%	39.5%	16.6%
7/27/2007	10/23/2007	Deb Shops Inc.	Lee Equity Partners	259.0	2.1%	(6.1%)	(4.2%)	(3.9%)
7/5/2007	10/22/2007	Champps Entertainment	Fox & Hound Restaurant Group	72.8	21.0%	26.4%	18.6%	1.8%
6/28/2007	9/20/2007	Everlast Worldwide	Sports Direct International	191.0	13.3%	15.0%	33.9%	49.4%
6/17/2007	8/30/2007	Friendly Ice Cream Corp.	Sun Capital Partners	337.6	8.2%	13.7%	6.0%	3.6%
6/4/2007	9/6/2007	1-800 Contacts	Fenway Partners	375.4	20.8%	29.1%	37.2%	34.7%
5/2/2007	7/17/2007	MITY Enterprises	Sorenson Capital Partners, Peterson Partners	78.9	7.0%	10.3%	11.5%	15.7%
4/12/2007	6/8/2007	Cutter & Buck	New Wave	132.9	24.1%	28.4%	29.7%	24.4%
3/5/2007	10/12/2007	Topps Co.	Madison Dearborn Partners, Torante	303.8	8.3%	5.6%	(2.2%)	13.5%
2/26/2007	8/29/2007	Smith & Wollensky	Specialty Brands (Bunker Hill Capital)	98.5	12.8%	12.8%	24.8%	96.0%
2/26/2007	4/26/2007	Refac Optical Group	Palisade Capital Management	97.4	39.2%	56.3%	53.5%	36.4%
1/23/2007	4/30/2007	Blair Corp.	Appleseed's Topco, Inc.	146.0	15.0%	20.9%	30.4%	45.5%
11/13/2006	2/13/2007	Golf Galaxy Inc.	Dick's Sporting Goods Inc.	226.5	19.0%	21.2%	40.9%	50.4%
8/9/2006	11/13/2006	Sport Supply Group	Collegiate Pacific Inc.	160.9	(2.8%)	(4.5%)	(16.7%)	(21.0%)
5/22/2006	6/29/2006	Main Street Restaurant Group	Briad Group	144.9	20.5%	23.1%	33.9%	21.7%
5/5/2006	8/31/2006	The Sportsman's Guide	Redcats USA Inc.	265.0	14.8%	17.8%	21.2%	30.5%
4/20/2006	9/27/2006	Marsh Supermarkets, Inc.	Sun Capital Partners	293.6	5.0%	28.6%	30.9%	38.2%
4/3/2006	11/1/2006	Mossimo	Iconix Brand Group	103.4	37.1%	22.0%	21.6%	35.1%
2/17/2006	6/20/2006	Checkers Drive-in Restaurants Inc.	Wellspring Capital Management LLC	195.0	(1.1%)	0.1%	1.6%	(1.4%)
2/10/2006	7/28/2006	Knape & Vogt Manufacturing	Wind Point Partners	106.0	18.2%	18.8%	33.8%	32.7%
2/6/2006	5/3/2006	J. Jill Group	Talbots	471.4	25.3%	24.4%	25.0%	81.0%
1/6/2006	4/12/2006	Water Pik Technologies	Carlyle Group, Zodiac	364.8	29.9%	29.3%	31.2%	39.3%
Minimum					**(2.8%)**	**(26.4%)**	**(42.4%)**	**(38.5%)**
1st Quartile					**10.8%**	**11.2%**	**12.5%**	**7.9%**
Mean					**30.0%**	**27.8%**	**27.3%**	**31.5%**
Median					**19.7%**	**21.0%**	**24.9%**	**31.6%**
3rd Quartile					**35.2%**	**29.0%**	**34.4%**	**48.4%**
Maximum					**150.0%**	**147.7%**	**137.4%**	**156.0%**

Source: Public filings, Capital IQ, and Thomson SDC.

33

PiperJaffray.

CONFIDENTIAL INFORMATION

# PREMIUMS PAID ANALYSIS – CHINA

($ in millions)

| Date | | | | Enterprise | Offer Price Premium | | | |
|---|---|---|---|---|---|---|---|---|
| Ann. | Comp. | Target | Acquirer | Value | 1 Day | 1 Week | 30 Days | 90 Days |
| 5/16/2011 | Pending | CNinsure Inc | CNinsure Inc-SPV | $655.6 | 44.4% | 38.2% | 35.4% | 4.8% |
| 3/25/2011 | Pending | Funtalk China Holdings Ltd | Investor Group | 440.4 | 15.4% | 23.9% | 43.4% | 32.7% |
| 3/7/2011 | Pending | China Fire & Sec Grp Inc | Amber Parent Ltd | 220.2 | 43.8% | 56.5% | 57.1% | 26.2% |
| 1/28/2011 | Pending | China Sec & Surveillance Tech | Rightmark Holdings Ltd | 831.7 | 33.2% | 34.9% | 23.1% | 20.4% |
| 1/18/2011 | 3/2/2011 | China BCT Pharmacy Group Inc | Milestone Longcheng Ltd | 144.5 | 11.1% | 32.2% | 26.5% | 4.2% |
| 11/11/2010 | Pending | Chemspec International Ltd | Halogen Mergersub Ltd | 281.9 | 26.6% | 20.7% | 26.8% | 6.1% |
| 11/3/2010 | Pending | Fushi Copperweld Inc | Investor Group | 338.0 | 26.4% | 17.3% | 29.2% | 39.7% |
| 10/10/2010 | Pending | Harbin Electric Inc | Investor Group | 757.4 | 20.2% | 35.1% | 45.5% | 38.6% |
| 4/8/2010 | 4/19/2011 | Tongjitang Chinese Medicines | Tonsun International Co Ltd | 103.3 | 19.0% | 20.3% | 18.1% | 21.3% |
| 10/12/2009 | 9/27/2010 | Sinoenergy Corp | Skywide Capital Management Ltd | 105.0 | 48.4% | 50.8% | 46.2% | 31.9% |
| 8/12/2009 | 8/26/2009 | American Dairy Inc | Sequoia Capital | 666.0 | 8.0% | 2.4% | 49.4% | 62.8% |
| 7/18/2008 | Pending | China TransInfo Tech Corp | SAIF Partners III LP | 108.9 | 3.6% | 3.6% | 4.5% | (14.1%) |
| **Minimum** | | | | | **3.6%** | **2.4%** | **4.5%** | **(14.1%)** |
| **1st Quartile** | | | | | **14.4%** | **19.6%** | **25.6%** | **5.8%** |
| **Mean** | | | | | **25.0%** | **28.0%** | **33.8%** | **22.9%** |
| **Median** | | | | | **23.3%** | **28.1%** | **32.3%** | **23.8%** |
| **3rd Quartile** | | | | | **35.8%** | **35.8%** | **45.7%** | **34.2%** |
| **Maximum** | | | | | **48.4%** | **56.5%** | **57.1%** | **62.8%** |

*Source: Public filings, Capital IQ, and Thomson SDC.*

34

PiperJaffray

# APPENDIX A

Supplemental Financial Information

PiperJaffray.

CONFIDENTIAL INFORMATION

# AMERICA INCOME STATEMENT

*$ in millions*

| | Historical | | | | Projected | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | LTM Q1'11 | 2011 | 2012 | 2013 | 2014 | 2015 |
| **Revenue** | **$77.2** | **$62.0** | **$41.3** | **$43.0** | **$48.0** | **$49.0** | **$49.9** | **$50.4** | **$50.8** |
| *% Growth* | *40.7%* | *(19.8%)* | *(33.3%)* | -- | *16.1%* | *2.1%* | *1.7%* | *1.1%* | *0.8%* |
| Cost of sales | 24.9 | 20.2 | 15.0 | 15.7 | 16.8 | 17.8 | 18.2 | 18.8 | 18.9 |
| Gross profit | 52.4 | 41.8 | 26.3 | 27.3 | 31.2 | 31.2 | 31.6 | 31.7 | 31.9 |
| *% Margin* | *67.8%* | *67.5%* | *63.7%* | *63.5%* | *65.0%* | *63.7%* | *63.4%* | *62.8%* | *62.8%* |
| Selling, general & administrative | 18.6 | 16.0 | 19.5 | 20.9 | 21.0 | 23.0 | 23.4 | 23.7 | 23.9 |
| EBIT | 33.8 | 25.8 | 6.8 | 6.4 | 10.2 | 8.2 | 8.2 | 8.0 | 8.0 |
| *% Margin* | *43.8%* | *41.6%* | *16.5%* | *14.8%* | *21.2%* | *16.7%* | *16.4%* | *15.8%* | *15.8%* |
| **EBITDA** | **$36.8** | **$28.4** | **$9.2** | **$9.5** | **$17.7** | **$20.3** | **$20.3** | **$20.0** | **$20.1** |
| *% Growth* | | (23.0%) | (67.6%) | -- | 93.4% | 14.2% | (0.1%) | (1.0%) | 0.3% |
| *% Margin* | 47.6% | 45.8% | 22.2% | 22.0% | 37.0% | 41.4% | 40.6% | 39.8% | 39.6% |
| **Pro Forma EBITDA** (1) | | | | | **$18.4** | | | | |
| *% Margin* | | | | | 38.3% | | | | |
| Depreciation | 3.0 | 2.6 | 2.4 | 3.1 | 7.6 | 12.1 | 12.1 | 12.1 | 12.1 |
| Interest income (expense) | 0.6 | 0.1 | (0.2) | (0.3) | (0.5) | (0.4) | (0.2) | 0.0 | 0.0 |
| Other income (expense), net | (2.1) | (0.2) | 0.0 | (0.2) | (0.2) | 0.3 | 0.3 | 0.2 | 0.2 |
| EBT | 32.3 | 25.7 | 6.6 | 5.8 | 9.5 | 8.1 | 8.2 | 8.2 | 8.3 |
| Provision for income taxes | 2.3 | 0.9 | 1.5 | 1.3 | 1.9 | 2.0 | 2.0 | 2.0 | 2.0 |
| Net income | 30.0 | 24.8 | 5.2 | 4.5 | 7.5 | 6.1 | 6.2 | 6.2 | 6.3 |
| *% Margin* | *38.8%* | *40.0%* | *12.5%* | *10.5%* | *15.7%* | *12.5%* | *12.4%* | *12.3%* | *12.3%* |
| Net income attributable to non-controlling interest | 2.3 | 1.0 | 0.3 | 0.2 | 0.5 | 0.5 | 0.5 | 0.5 | 0.5 |
| Net income attributable to AMERICA | 27.7 | 23.8 | 4.8 | 4.3 | 7.0 | 5.6 | 5.7 | 5.7 | 5.8 |
| *% Margin* | *35.8%* | *38.5%* | *11.7%* | *10.1%* | *14.6%* | *11.5%* | *11.4%* | *11.3%* | *11.3%* |

*Source: AMERICA's management projections.*
*(1) 2011E EBITDA is pro forma to exclude rent expense of $0.7 million from forecasted facility closure.*

36

PiperJaffray.

CONFIDENTIAL INFORMATION

AMERICA BALANCE SHEET

$ in millions

	Historical		Projected				
	2010	Q1 2011	2011	2012	2013	2014	2015
Assets							
Cash	$10.2	$9.7	$9.0	$9.0	$9.0	$9.0	$9.0
Accounts receivable, net	10.0	11.3	7.8	7.5	7.4	7.3	7.1
Inventories	5.7	6.8	6.4	6.4	6.5	6.6	6.6
Other receivables	18.4	18.3	18.3	18.3	18.3	18.3	18.3
Employee advances	0.2	0.1	0.2	0.2	0.2	0.2	0.2
Advances to suppliers	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Prepaid expenses & taxes	3.6	3.7	3.3	2.9	2.4	1.9	1.2
Total current assets	48.5	50.2	45.3	44.7	44.2	43.6	42.8
Property, plant and equipment, net	72.0	72.1	288.9	276.9	264.9	252.9	240.9
Construction in progress & deposits	141.2	150.9	--	--	--	--	--
Intangible assets, net	13.0	13.0	12.7	12.7	12.6	12.5	12.4
Long-term prepaid & other	10.7	6.2	0.0	--	--	--	--
Total assets	$285.5	$292.4	$347.0	$334.2	$321.7	$309.0	$296.1
Liabilities and shareholders' equity							
Accounts payable	$14.1	$10.6	$5.4	$5.0	$5.0	$5.0	$5.0
Advances from customers	8.7	7.5	8.5	5.2	4.0	4.0	4.0
Wages and benefits payable	1.6	1.6	1.6	1.6	1.6	1.6	1.6
Short-term debt	3.0	7.6	9.1	9.4	--	--	--
Income tax payable	0.5	0.7	0.5	0.5	0.5	0.5	0.5
Contractor deposits & payable	28.3	27.1	48.4	28.1	26.1	24.0	12.0
Other payables	2.5	6.4	33.2	46.3	39.1	21.1	12.9
Total current liabilities	58.8	61.6	106.8	96.1	76.2	56.2	36.0
Long term debt, net of current portion	18.5	18.6	19.4	10.0	10.0	10.0	10.0
Deferred income	11.5	11.4	11.2	11.1	11.0	11.0	10.9
Total liabilities	88.7	91.6	137.4	117.2	97.2	77.2	56.8
Shareholders' equity							
Total shareholders' equity	186.2	190.1	197.8	204.7	211.5	218.3	225.0
Non-controlling interest	10.5	10.8	11.7	12.3	13.0	13.6	14.2
Total shareholders' equity	196.7	200.8	209.5	217.0	224.4	231.8	239.2
Total liabilities and equity	$285.5	$292.4	$347.0	$334.2	$321.7	$309.0	$296.1

Source: AMERICA's management projections.

37

PiperJaffray

Exhibit (d)

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (the “Agreement”) is made as of June 27, 2011, by and between TIENS (USA) Investment Holdings Group Overseas Limited (the “Contributing Stockholder”), and Tiens Biotech Group, Inc., a company newly formed under the laws of the State of Delaware, the United States of America (the “Company”).

RECITALS

A. The Company expects to file a Schedule 13E-3 with the Securities and Exchange Commission announcing its intention to cause the Company to effect a “short-form” merger (the “Merger”) with and into Tiens Biotech Group (USA), Inc. (“Tiens”) under Section 253 of the Delaware General Corporation Law (the “DGCL”), with the Company as the surviving corporation (the “Surviving Corporation”), pursuant to which (i) the stockholders of Tiens other than the Company are entitled to receive cash in exchange for their shares of Tiens common stock, par value $0.001 per share (the “Tiens Common Stock”), and (ii)  the Contributing Stockholder will own all of the outstanding shares of the Surviving Corporation.

B. To effect the Merger, pursuant to the terms and conditions set forth herein, the Contributing Stockholder desire to contribute to the Company, immediately prior to the Merger, all of its respective shares of Tiens Common Stock, as of such time (the “Effective Time”).

C. Following the contribution by the Contributing Stockholder of its shares of Tiens Common Stock pursuant to this Agreement, the Company will be the beneficial owner of approximately 95.1% of the outstanding shares of Tiens Common Stock.

D. It is intended that for U.S. federal income tax purposes, the Merger will qualify as a reorganization and this Agreement will constitute a “plan or reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder.

E.  The Contributing Stockholder desires to evidence herein their consent to, and approval of, the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties hereto agree as follows:

1. Interpretation of this Agreement.

(a) Terms Defined. As used in this Agreement, the following terms when used in this Agreement have the meanings set forth below:

“Agreement” means this Contribution Agreement and all exhibits and schedules hereto, as amended, modified or supplemented from time to time.

“Company” shall have the meaning given to it in the preamble of this Agreement.

“Contributed Shares” shall have the meaning given to it in Section 2(a) of this Agreement.

“DGCL” shall have the meaning given to it in the recitals of this Agreement.

“Effective Time” shall have the meaning given to it in the recitals of this Agreement.

“Merger” shall have the meaning given to it in the recitals to this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Surviving Corporation” shall have the meaning given to it in the recitals to this Agreement.

“Tiens” shall have the meaning given to it in the preamble of this Agreement.

“Tiens Common Stock” shall have the meaning given to it in the recitals of this Agreement.

(b) Interpretation. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in masculine, feminine or neuter gender shall include the masculine, feminine and the neuter.

2. Contribution of Tiens Common Stock; Issuance of Shares; Consent to Merger.

(a) Contribution of Tiens Common Stock. At the Effective Time, the Contributing Stockholder shall contribute, assign and transfer to the Company, and the Company shall accept, all shares of Tiens Common Stock held by the Contributing Stockholder (the “Contributed Shares”), free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever.

(b) Issuance of Shares. In consideration for the Contributing Stockholder’s contribution of the Contributed Shares to the Company pursuant to Section 2(a), the Company shall issue one share of common stock free and clear of any liens, claims, encumbrances and restrictions of any kind whatsoever.

(c) Consent to the Merger. The Contributing Stockholder, as evidenced by its signature hereto, in lieu of a special meeting of the stockholders of the Company, does hereby consent to and approve the Merger, and the other transactions contemplated herein and therein.

3. Termination. This Agreement and the obligation of the Contributing Stockholder to contribute the Contributed Shares will terminate automatically and immediately upon the full discharge of the obligations herein in connection with the Merger.

4. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

5. Complete Agreement. This Agreement embodies the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

6. Counterparts. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Any telecopied signature shall be deemed a manually executed and delivered original.

7. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the Contributing Stockholder, the Company, and their respective successors and assigns and, where applicable, heirs and personal representatives.

8. Choice of Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the state of Delaware without regard to conflicts of laws principles thereof and all questions concerning the validity and construction of this Agreement shall be determined in accordance with the laws of such state. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF DELAWARE IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF AND ON BEHALF OF SUCH PARTY’S SUCCESSOR’S AND ASSIGNS, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION SUCH PERSON MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

9. Amendments and Waivers. No provision of this Agreement may be amended or waived without the prior written consent or agreement of the Contributing Stockholder and the Company.

10. No Third Party Beneficiary. Except for the parties to this Agreement and their respective successors and assigns, nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any person other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

[Signature page follows]

     IN WITNESS WHEREOF, intending to be legally bound hereby, each of the undersigned has duly executed and delivered this Contribution Agreement as of the day and year first above written.

TIENS BIOTECH GROUP, INC.

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Authorized Signatory

TIENS (USA) INVESTMENT HOLDINGS GROUP OVERSEAS LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

Exhibit (f)

DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.